02028979

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hagemeyer NV

*CURRENT ADDRESS

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4865 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 5/14/02

HAGEMEYER

Global Business to Business Services



Annual Report 2001

Agenda

Agenda for the Annual General Meeting of Shareholders of Hagemeyer N.V. to be held on Tuesday April 23, 2002 at 14.00 hours in the Goederenbeurszaal of the Beurs van Berlage, Damrak 277 in Amsterdam.

1. Opening

2. Minutes of the annual general meeting of shareholders, held on April 23, 2001

3. Annual Report 2001

4. Annual Accounts 2001
   a. Dividend proposal [1]
   b. Adoption of Annual Accounts 2001

5. Discharge of the members of the Board of Management and the members of the Supervisory Board

6. Appointment of members to the Supervisory Board [2]

7. Appointment of external auditor to audit the annual accounts

8. Authorisation Board of Management to cause the Company to acquire shares in its capital [3]

9. Powers Board of Management
   a. Designation of the Board of Management as the competent body to resolve an issuance of shares [4]
   b. Designation of the Board of Management as the competent body to resolve restricting or excluding the pre-emptive right upon issuance of ordinary shares [5]

10. Any other business

11. Closure of the meeting

1 It is proposed to distribute a dividend of EUR 0.77 per share to holders of ordinary Hagemeyer shares. After deduction of the interim dividend of EUR 0.25 which was payable on September 27, 2001, a final dividend of EUR 0.52 remains. Shareholders will be offered the option to receive this final dividend either in cash or in the form of a stock dividend.

The Supervisory Board has extensively discussed the Company's dividend policy with the Board of Management. As goodwill is now capitalised and amortised in the profit and loss account, it has been decided that in future the calculation of the dividend will be based on ordinary profit after taxes before amortisation of goodwill. Whilst leaving the payout ratio unchanged, this will prevent a reduction in the amount available for dividend. The Combined Meeting has decided to maintain the payout ratio at a level of between 35% and 40%. Payment of the interim dividend will continue to be in cash only. Shareholders will continue to have the choice of payment of the final dividend, either in cash or in the form of a stock dividend.

Shareholders who, upon closure of the Amsterdam Stock Exchange on April 24, 2002, are entitled to shares belonging to a collective depot of ordinary Hagemeyer shares, shall be approached by the administrator of such collective depot, being a bank or broker, to decide between receipt of a cash or stock dividend. The period within which shareholders may exercise their choice begins on April 25, 2002 at the opening of the Amsterdam Stock Exchange and ends on May 8, 2002 upon closure of the Exchange. The exchange ratio for the stock dividend alternative will be established by the Board of Management at the closure of the Amsterdam Stock Exchange on May 8, 2002, on the basis of the average price on that day.

The value of the stock dividend may fractionally differ from the value of the cash dividend due to rounding differences and attendant costs. The new ordinary shares will rank for the dividend for the financial year of 2002 and following years.

With effect from April 25, 2002 the ordinary shares will be quoted ex-dividend. No trading in dividend rights will take place on the Amsterdam Stock Exchange. Payment of a dividend in cash and transfer of ordinary shares issued to shareholders who opt for a stock dividend shall be made as from May 13, 2002.

2 By rotation, Messrs P.J. Kalff, T.Y. Yasuda and W.F.Th. Corpeleijn will stand down as members of the Supervisory Board. All are eligible for re-appointment. Mr Kalff has been a member of the Supervisory Board since 1994 and was appointed Chairman in 2000. His banking and international business experience are of great value to Hagemeyer. Mr Yasuda has sat on the Supervisory Board since 1986, with a two-year break. Given Hagemeyer's activities in Asia-Pacific, his extensive knowledge of this region is of great importance. Mr Corpeleijn joined the Supervisory Board in 1998. Mr Corpeleijn is a prominent Dutch lawyer experienced in corporate law, particularly European. It is proposed to re-appoint Messrs Kalff, Yasuda and Corpeleijn.

3 It is proposed to authorise the Board of Management for a period of 18-months, from the date of the shareholders' meeting to October 23, 2003, to cause the Company to acquire shares in its capital for valuable consideration to the maximum amount legally permitted. The shares may be acquired on the stock exchange or otherwise for a consideration of at least EUR 0.01 and in case of the ordinary shares not exceeding the stock exchange price increased by 10% and in case of the preference shares not exceeding the nominal value of these shares, likewise increased by 10%. For the purpose hereof the stock exchange price is considered to be the average price of the five trading days prior to the day of acquisition, as appears in the "Officiële Prijscourant" (Official List) of Euronext Amsterdam N.V.

4 It is proposed to appoint the Board of Management as the competent body to resolve to issue shares, including the authorisation to grant share subscription rights. This authorisation is valid for 18-months from the date of this shareholders' meeting to October 23, 2003. This applies to a maximum of 10% of the issued capital of the Company, to be increased by a further 10% in the event of the issue taking place in case of a merger or takeover.

5 It is proposed to extend the authorisation of the Board of Management as the competent body to resolve to issue shares, to also restrict or exclude the pre-emptive right on any issuance of ordinary shares for a period of 18-months, from the date of this shareholders' meeting to October 23, 2003.

Curriculum Vitae

P.J. Kalff

Date of birth: May 12, 1937
Nationality: Dutch

Masters degree in law at Leiden University

Mr Kalff joined the Algemene Bank Nederland N.V. in 1964. During the years 1964 to 1977, he held various senior management positions within the bank. In 1977, Mr Kalff was appointed a member of the Managing Board of Algemene Bank Nederland and in 1991 a member of the Managing Board of ABN AMRO Bank N.V. During the years 1994 to 2000 Mr Kalff was Chairman of the Managing Board of ABN AMRO Bank N.V.

Other Supervisory Directorships:

- Member of the Supervisory Board ABN AMRO Holding N.V.
- Member of the Supervisory Board Concertgebouw N.V.
- Member of the Supervisory Board Koninklijke Volker Wessels Stevin N.V.
- Chairman of the Supervisory Board N.V. Luchthaven Schiphol
- Member of the Supervisory Board Stork N.V.

Additional activities:

- Member of the International Advisory Committee of the Federal Reserve Bank of New York

Beurs van Berlage - how to get there

All major roads to Amsterdam, such as the A1, A2 and A8 terminate at Amsterdam's ring road (A10). Once on the ring road (A10), you need the Ring Noord section. All exits are numbered. You need exit S116, Volendam/Centrum. Follow road signs for Centrum. This road will take you through the IJ-Tunnel. Keep right in the tunnel as your turn-off is at the end of it. Follow signs for Havens. This will take you onto the Prins Hendrikkade. Stay on this road until you pass Centraal Station (on your right). There is a large parking facility, Amsterdam Centraal, close to the station. Alternatively, turn left at the lights onto the Nieuwezijds Voorburgwal. This will take you to the Beurs van Berlage, via the Spuistraat, Muntplein, Rokin, Dam and Damrak. There are two large parking facilities on this route, De Kolk on the Nieuwezijds Voorburgwal and the Bijenkorf on the Damrak, which is the closest to the Beurs van Berlage.


CENTRAAL P
CENTRAAL STATION
NIEUWEZIJDS KOLK P
BEURS VAN BERLAGE
SCHEEPVAARTHUIS
KONINKLIJK PALEIS
P BIJENKORF
DAM
WATERLOOPLEIN
P STOPERA
MUNT
REMBRANDTPLEIN
HEINEKEN BROUWERIJ


ZAANSTAD LEEUWARDEN
A8
Ring Noord
Afslag S116 Volendam
A10
Ring West
IJ-TUNNEL
BEURS VAN BERLAGE
A10
Ring Zuid
A2
UTRECHT
Ring Oost
A1

T.Y. Yasuda

Date of birth:	October 8, 1940
Nationality:	American

After graduating from law school, Mr Yasuda joined the American international law firm Graham & James in 1969. In 1974 he was appointed a partner in charge of the corporate law section.

From 1983 to 1999, Mr Yasuda was an Executive Director and then Group Managing Director of First Pacific Company Ltd. in Hong Kong. During this period Mr Yasuda was closely involved in the acquisition of many of First Pacific's strategic investments. He served on the Board of Directors of numerous companies throughout Asia and the United States.

W.F.Th. Corpeleijn

Date of birth:	March 3, 1948
Nationality:	Dutch

Masters degree in law at Utrecht University

Subsequent to his law studies Mr Corpeleijn took a masters degree at the Business School of Cornell University of Ithaca, New York (US). In 1975 Mr Corpeleijn joined the Dutch, Belgian law firm Stibbe as a lawyer specialised in corporate law, with specific expertise in the field of mergers, acquisitions and joint ventures. In 1980 Mr Corpeleijn was appointed a partner.

Other Supervisory Directorships:

- Chairman of the Supervisory Board of Sibelco Nederland N.V.
- Chairman of the Supervisory Board of Kruidvat Holding B.V.
- Chairman of the Supervisory Board of Ankerpoort N.V.
- Chairman of the Supervisory Board of 3W Vastgoed B.V.
- Chairman of the Supervisory Board of Theodoor Gilissen Bankiers N.V.
- Member of the Supervisory Board of Vesteda Groep B.V.

Additional activities:

- Non-executive member of the Board of Management of SCR Sibelco N.V. (Belgium)

HAGEMEYER

Global Business to Business Services

Annual Report 2001

This is a translation of the Hagemeyer 2001 Annual Report, the official version of which is in the Dutch language.

Contents

Profile

Hagemeyer is a value added business-to-business (B2B) distribution services group focusing on the markets for electrical materials, safety and other MRO (Maintenance Repair and Operations) products. As these markets are extremely diverse and highly complex, many opportunities exist for Hagemeyer to provide innovative solutions to customer needs. The Group co-ordinates product and information flows, adding value and providing significant cost savings to both end-users and suppliers while supporting customer initiatives with superior industry knowledge and technical expertise.

Hagemeyer's goal is to obtain a leading position in its field in the European, North American and Asia-Pacific B2B markets.


$1 MILLION



Key data

(after appropriation of net profit)	**2001**	2000	1999
General (EUR 000's)			
Net sales	**8,835,726**	8,212,399	6,414,198
EBITA [1]	**372,959**	352,798	317,911
Cash earnings [2]	**239,113**	234,811	219,538
Ordinary profit after taxes	**203,264**	223,214	219,538
Net profit	**153,479**	386,676	49,679
Cash flow from operational activities	**356,706**	254,096	175,476
Free cash flow [3]	**263,591**	176,997	106,683
Distributed earnings [4]	**85,617**	83,607	79,204
Average number of employees	**24,314**	21,101	17,367
Data per ordinary share (EUR) [5]			
Cash earnings [2]	**2.20**	2.18	2.07
Ordinary profit after taxes	**1.86**	2.08	2.07
Dividend	**0.77**	0.76	0.73
Shareholders' equity [6]	**8.43**	7.51	4.32
Share data			
Highest traded price (EUR)	**26.41**	32.93	37.50
Lowest traded price (EUR)	**10.50**	15.75	19.11
Closing price at year end (EUR)	**21.00**	23.75	22.99
No. of ordinary shares in issue [6]	**108,154,783**	107,169,706	105,458,259
Market capitalisation [6] (EUR 000's)	**2,271,250**	2,545,281	2,424,485

1 operating profit before amortisation of goodwill

2 ordinary profit after taxes before amortisation of goodwill

3 cash flow from operational activities less net capital expenditures

4 assuming full cash payment of dividends

5 rounded to the nearest Euro cent

6 at December 31

To our shareholders

We began 2001 prepared for a challenging time in which we would focus on our ambitious programme of change. Our business started the year positively and we generated a solid first half, averaging 10% CEPS growth over the six months to June 30. Deteriorating economic conditions worldwide started to have an impact on our sales volume in the second quarter. Influenced by the general malaise and loss of business confidence, the second half was really disappointing. Consequently, we have been unable to achieve our target in exceeding last year's record level of cash earnings per share.

We were aware of the threat posed by a deterioration in economic conditions and took timely measures with a programme of cost reductions throughout the organisation. However, the effects of September 11, specifically on an already weakened business environment, could not have been forecast in advance. This obliged us to adjust the size of the organisation once again in the second half, with as regrettable consequence that we lost a considerable number of employees in the process. We have been able to protect our customer base. The main difference with prior years, however, was market volume.

Integration and systematic internal change designed to create an organisation geared to grow our core business was a priority for us. We have pursued this goal single-mindedly with energy and drive. Our expectation is that we will come through this difficult economic time well positioned to take immediate advantage of upturns in our markets as they occur. This also applies for our other businesses - IT products and services and a small number of strong consumer businesses which have been retained for the Hagemeyer Group. These businesses performed relatively well in tough conditions.

Hagemeyer ends 2001 as a stronger, more efficient organisation which has changed significantly in the past year. Our strategic focus is still very young in Hagemeyer terms. We have been working on it now for just over two years. In that period and in spite of very difficult market conditions, Hagemeyer's core business has changed from a group of operationally independent European companies into a highly focused, global organisation. We are implementing a strong and specifically tailored business model to support its ongoing development and future growth. We are no longer perceived in the market as a Dutch trading company. Hagemeyer goes into 2002 as an international distribution services group with an equally international management.

The fact we have been able to make real progress in achieving essential change in the organisation is due to the hard work and dedication of all our people worldwide. We thank them for their ongoing commitment to Hagemeyer in what have been very difficult market conditions. We have worked as a united team to create a strong environment in which the organisation can pursue our corporate objectives. This process will be ongoing in 2002 with the same focus and commitment. All of these efforts are aimed at one main goal, safeguarding a bright future for the Company and its stakeholders.

Given the worldwide ongoing business softness and the high uncertainty as to the timing of economic recovery, we anticipate 2002 to be another challenging year for Hagemeyer.

Rob ter Haar

Report of the Supervisory Board

To the shareholders of Hagemeyer N.V.

Annual general meeting of shareholders
At the annual general meeting of shareholders held on April 23, 2001, Mr P.A.W. Roef retired according to rotation as member and Vice-Chairman of the Supervisory Board. Mr Roef elected not to stand for re-appointment.
Mr D.G. Eustace was appointed his successor as Vice-Chairman of the Supervisory Board.

The 2000 financial year was presented and discussed at length. Following approval of the proposed dividend, the Meeting unanimously adopted the 2000 annual accounts. The members of the Board of Management were discharged for their management and the members of the Supervisory Board were discharged for their supervision during 2000.

The Meeting concurred with the proposal to appoint PricewaterhouseCoopers N.V. to audit the 2001 annual accounts.

The Board of Management was authorised to cause the Company to acquire shares in its capital other than for no consideration up to the maximum amount legally permitted for a period of 18 months, ending October 23, 2002. The Meeting did not approve the proposal to extend the authorisation of the Board of Management to issue shares and to restrict or exclude the pre-emptive right on any issuance of ordinary shares for a further 18-months period. This mandate had been given on July 11, 2000 and expired on January 11, 2002.

Dividend proposal
At the 2001 annual general meeting, discussions took place concerning the mandatory deduction of goodwill amortisation in arriving at the profit available for distribution to shareholders. As a result, the remaining amount over which the payout ratio is calculated would be reduced. The Company agreed to take shareholder views into consideration in its deliberations on the dividend policy.

In assessing how best to fund the financial needs of the Company emphasis has been placed on the ability to retain profits or issue stock dividends to shareholders. The existing reserve mandate provides the Board of Management with an important tool for financing the Company. The statutory requirement for Supervisory Board monitoring of reserve policies and the ultimate adoption of the annual accounts by the General Meeting offer safeguards for the careful application of this instrument.

Based on Hagemeyer's existing statutory provisions, a payment of a fixed dividend on cumulative preference shares is first allocated from profits. Thereafter, the Board of Management determines what part of the remaining profit is reserved and what part is available to the General Meeting of Shareholders. For many years, Hagemeyer has based its dividend policy on a payout ratio of between 35% and 40% of ordinary profit after taxes.

The Supervisory Board has extensively discussed the Company's dividend policy with the Board of Management. As goodwill is now capitalised and amortised in the profit and loss account, it has been decided that in future the calculation of the dividend will be based on ordinary profit after taxes before amortisation of goodwill. Whilst leaving the payout ratio unchanged, this will prevent a reduction in the amount available for dividend. The Combined Meeting has decided to maintain the payout ratio at a level of between 35% and 40%. Payment of the interim dividend will continue to be in cash only. Shareholders will continue to have the choice of payment of the final dividend, either in cash or in the form of a stock dividend. The value of the stock dividend may fractionally differ from the value of the cash dividend due to rounding differences and attendant costs.

The Supervisory Board recommends a dividend for the year 2001 be declared of EUR 0.77 per ordinary Hagemeyer share of EUR 1.20 nominal value. After deduction of the interim dividend of EUR 0.25, which was payable on September 27, 2001, a final dividend of EUR 0.52 remains to be paid. Shareholders will be offered the choice of taking the final dividend in cash or in the form of a stock dividend.

Annual accounts

We herewith submit the annual accounts for 2001 prepared by the Board of Management. These accounts comprise the:

- consolidated balance sheet as at December 31
- consolidated profit and loss account for the year ended December 31
- consolidated statement of cash flows for the year ended December 31
- Company balance sheet as at December 31
- Company profit and loss account for the year ended December 31
- appropriation of net profit
- notes to the accounts.

These accounts have been audited by PricewaterhouseCoopers N.V. whose report can be found on page 77 of this annual report.

We concur with these documents and recommend that the 2001 Annual Accounts be adopted accordingly.

Other agenda points General Meeting of Shareholders April 23, 2002

By rotation, Messrs P.J. Kalff, T.Y. Yasuda and W.F.Th. Corpeleijn will stand down as members of the Supervisory Board. All are eligible for re-appointment. Mr Kalff has been a member of the Supervisory Board since 1994 and was appointed Chairman in 2000. His banking and international business experience prompted the Combined Meeting to propose Mr Kalff for re-appointment. Mr Yasuda has sat on the Supervisory Board since 1986, with a two-year break. Given Hagemeyer's activities in Asia-Pacific, his extensive knowledge of this region is of great importance. The Combined Meeting therefore proposes the re-appointment of Mr Yasuda. Mr Corpeleijn joined the Supervisory Board in 1998. Mr Corpeleijn is a prominent Dutch lawyer experienced in corporate law, particularly European, and is making a very constructive contribution to the functioning of our Board. The Combined Meeting therefore proposes the re-appointment of Mr Corpeleijn. Further background information can be found in a separate appendix to this annual report, which also includes the agenda for the general meeting.

The Supervisory Board recommends the Board of Management be authorised to cause the Company to acquire shares in its capital for valuable consideration, to the maximum amount legally permitted and again for a period of 18-months.

It is proposed to authorise the Board of Management as the competent body to resolve to issue shares, including the authorisation to grant share subscription rights. This authorisation will be valid for 18-months from the date of the general meeting in 2002 to October 23, 2003 up to an amount equivalent to 10% of the issued share capital and to be increased by a further 10% in the event of the issue taking place in case of a merger or acquisition. This request is in line with corporate governance recommendations laid down by relevant Dutch institutions. We believe that for practical reasons the Board of Management should have some discretion in the case of smaller, complementary acquisitions, the payout of stock dividends and in the granting of options. Shareholders should be approached separately for share issues to fund larger acquisitions intended by the Company.

In addition, the Supervisory Board recommends the Board of Management be authorised to restrict or exclude the pre-emptive right on any issuance of ordinary shares.

Functioning of the Supervisory Board

In 2001, the Supervisory Board and Board of Management met regularly for discussion in the Combined Meeting. The Supervisory Board is governed by internal rules and regulations which regulate its constitution, tasks and procedures, the co-operation between board members, its relationship with the Company and its stakeholders. These regulations further provide for a fixed schedule of meetings which establish the formal contact between our Board and the Board of Management in the Combined Meeting. Furthermore, there are regular informal contacts and, whenever necessary, additional meetings are convened. The profile of the Supervisory Board sets out the desired composition and size. This profile is available for inspection at the Company's corporate offices. The Supervisory Board meets once every year to discuss its own functioning.
Decision-making within our Board is based on collective agreement. The Board approves proposals for major investments and important appointments. At least once a month the Board is comprehensively informed as to the Company's ongoing business and financial performance. The Supervisory Board has a standing committee chaired by Mr Kalff on selection and remuneration issues. There is also an audit committee chaired by Mr Eustace. The Board can appoint other permanent and temporary committees, as needed.

The Combined Meeting met five times during 2001. It reviewed and recommended for approval the 2000 Annual Accounts at a meeting attended by representatives of the Group's external auditors, discussed the Group's monthly management reports, the annual budget and the 2001 interim results.

Special attention was given to measures Hagemeyer was required to take in response to deteriorating economic conditions. In addition, the ongoing implementation of Hagemeyer's strategy and its inherent change process, the further integration of various activities within the core business, and the implementation of the common IT platform were discussed extensively. These issues were also the subject of frequent informal contact between our Board and the Board of Management. Longer-term developments, capital requirements, dividend policy and succession issues were also discussed in depth during 2001. The Supervisory Board approved various acquisition and investment proposals, as well as proposals for payment of dividends. Following approval by our Board, options on 496,676 ordinary shares were granted under the employee share option scheme.

Risk profile

Hagemeyer distributes products and provides services to a large number of business customers. These customers operate in the construction and installation markets and in a wide variety of industrial sectors. They respond in different ways to economic trends. Of the many hundreds of thousands worldwide, no single customer represents more than 1% of Hagemeyer's net sales. Hagemeyer offers a very broad range of products which are supplied by thousands of manufacturers. Even the largest supplier represents no more than 3% of Hagemeyer's net sales. Nevertheless, Hagemeyer remains sensitive to changes in economic circumstances.

The extensive change process ongoing within the Company is not without risks. These risks are monitored and controlled through clear definition of responsibilities for day to day operational management and change management processes. The implementation of new logistics and IT systems requires considerable additional effort from the organisation. Adequate personnel and resources have been made available for all these processes.

It is recognised that the risks associated with difficult economic conditions and with the fundamental organisational changes can reinforce each other.

For financial risk, hedging of currency fluctuations and debtor credit risk, please see the relevant pages in the annual accounts.

Management of the Company is controlled by an extensive planning and reporting system which comprises strategic planning, budgeting and reporting of actual results and medium-term planning. Reporting of key figures takes place monthly and, in addition to results, further contains balance sheets and operational key data relating to working capital. Hagemeyer has internal regulations covering procedures for authorisation of investments and acquisitions. In spite of centralised management and monitoring, the control of operational risks and adherence to local legislation and regulations are the primary responsibility of operational management.

Corporate Governance

During the reporting year, our Board focused on a large number of corporate governance issues with attention being paid to the influence of the change process and the development of a new senior management structure.

The Company must be in a position to respond rapidly to changes in its various regional markets and be dynamic in its decision-making on the integration process. The current, typically Dutch management model no longer meets these requirements. As a result, it has been decided that while retaining a smaller Board of Management as the statutory management body, a worldwide Executive Committee will be established for day to day management of operations and implementation of the strategy. This Executive Committee will be chaired by the CEO who is also chairman of the Board of Management.

This structure addresses the need for short lines of communication, worldwide representation of operational management and specific expertise. Recognising the importance of the successful execution of the Group-wide change programme, a coordinator of the change process has been included as an additional position on the Executive Committee. The new structure emphasises the international character of the Company and thus not only day to day management but also the change process will be managed more tightly and more directly.

Responsible corporate behaviour

During the course of the reporting year, the Supervisory Board initiated a discussion regarding the norms which must be applied by the Company worldwide and its responsibilities to all stakeholders. One of Hagemeyer's primary aims is the offering of added value. This applies not only in the economic sense. The way business is carried out, ethical behaviour and moral values play an ever greater role in today's society. Stakeholders increasingly draw the attention of enterprises to these issues, and rightly so.

In recognition of these issues, we have commissioned the formulation of a Hagemeyer Code of Conduct which will be implemented in phases throughout the whole organisation during 2002. This Code covers minimum standards of behaviour with regard to customers, suppliers, colleagues, competitors and other contacts which a Hagemeyer employee maintains in the course of his/her work. It also provides a much broader basis for building Hagemeyer's reputation. In addition to socially responsible behaviour, the Code also covers important issues such as the environment and human rights. Adherence to the Code will be supervised and monitored regularly.

For further information on the Company's performance during the reporting year 2001, we refer you to the report of the Board of Management. The Supervisory Board is confident that in the coming years Hagemeyer's strategy will lead to continued healthy corporate development.

Naarden, February 26, 2002

Supervisory Board

P.J. Kalff, Chairman
D.G. Eustace, Vice-Chairman
T.Y. Yasuda
W.F.Th. Corpeleijn

Strategy and financial objectives

Hagemeyer is a value added distributor of products and services in electrical materials, safety and other MRO (Maintenance, Repair and Operations) products in B2B markets worldwide. The Company intends to reinforce its global position and to expand its portfolio of products in the MRO sector through organic growth, investments and specific acquisitions, with Integrated Supply as a primary tool in penetrating the MRO sector. Thus, Hagemeyer will broaden its existing relationship with its customers, who increasingly demand a full service concept. Investment in world class logistics and common IT systems is instrumental in achieving our goal of becoming the partner of choice to international industrial customers. In addition to efficient fulfilment capabilities, the management of supply chain information must become one of Hagemeyer's core competences and is key to adding value to our customers.

Hagemeyer is committed to the creation of value for its shareholders. In economic terms, shareholder value is measured as the after tax operating profit less a charge for the cost of invested capital. Hagemeyer has a shareholder value management (SVM) initiative that focuses on the drivers of value, such as organic growth, improved margins, operating cash flow and the efficient utilisation of working capital and fixed assets. The Company is focused on creating value and generating sustainable growth in profit after taxes, before goodwill amortisation.

A clear reporting structure and financial and operational discipline are necessary for the successful implementation of the strategy. The Group also evaluates all acquisition and investment opportunities against their ability to deliver a return that is significantly higher than the cost of capital associated with the investment.

Qualitative conditions for acquisitions are strategic fit, a proven representation in the market, good management in place and hence little, if any, requirement for restructuring. Further, in quantitative terms, there has to be a proven financial and operational performance and after integration the company must enhance the organic growth of the Group based on its market position and specific competences.

MRO Products: MRO Products are indirect products (non-capital goods), purchased on a regular basis and necessary for the production process, but not part of the end-product. MRO products are purchased and consumed in plant or facility operations and not resold to customers.

Integrated Supply: a seamless supply channel where a selected distributor is the primary source for all MRO products to the customer/partner under a long-term agreement, with linked computer systems and the responsibility of managing the supply chain to ensure world-class service at the lowest total cost.

Organisation

Hagemeyer's new structure is organised around its core business, the PPS division. The group is changing from a number of operationally independent European companies into a highly-focused, worldwide organisation, based on a common business model. This requires an all encompassing programme of change and a major shift in corporate culture.

Hagemeyer operates in marketplaces where change can occur rapidly. At the same time, the Group is engaged in a comprehensive integration process and implementation of a new Hagemeyer business model. All of these factors demand fast and efficient decision-making. The current management structure no longer meets these requirements.



To facilitate co-operation between our operating companies and to achieve back-office synergies, our PPS activities in the European region were regrouped in 2001 into geographic 'clusters'. Nordic covers Norway, Sweden, Finland, the Baltics, Russia and Poland; Central Europe comprises Germany, the Netherlands, Switzerland and Austria; UK covers the United Kingdom and Ireland; and Spain represents the beginning of a Southern European cluster. In addition, we have our activities in the North American and Asia-Pacific region.

A new, more efficient management structure in the form of an Executive Committee will be put in place. It will be tasked with managing Group activities and the implementation of strategy. In addition to the CEO as chairman, the CFO and the manager responsible for the co-ordination and control of the Group-wide change process, the Executive Committee will comprise senior operational managers who are each responsible for the performance of one of the Group's geographic regions. Furthermore, they will be accountable for the actual implementation of Hagemeyer's strategy in their region. Statutory responsibility for the Group remains with a leaner Board of Management.



Supervisory Board

P.J. Kalff (1937)
Former Chairman Board of Management
ABN AMRO Bank N.V.
Dutch national. First appointment in 1994.
Due to stand down in 2002.

Other notable positions:
Member Supervisory Board ABN AMRO Holding N.V.
Member Supervisory Board Concertgebouw N.V.
Member Supervisory Board Koninklijke Volker Wessels Stevin N.V.
Chairman Supervisory Board N.V. Luchthaven Schiphol
Member Supervisory Board Stork N.V.
Member of the International Advisory Committee of the Federal Reserve Bank of New York.

D.G. Eustace (1936)
Former Vice-Chairman of the Board of Management and Group Management Committee of Philips Electronics N.V.
British and Canadian national. First appointment in 1999. Due to stand down in 2003.

Other notable positions:
Member Supervisory Board Koninklijke Luchtvaart Maatschappij N.V.
Member Supervisory Board AEGON N.V.
Member Supervisory Board Koninklijke KPN N.V.
Chairman of the Board of Sendo Holdings Plc (United Kingdom)
Chairman of the Board of Smith and Nephew Plc (United Kingdom)
Member of the Board of Sonae.Com SGPS S.A. (Portugal).

T.Y. Yasuda (1940)
Former Group Managing Director First Pacific Company Ltd.
American national. First appointment in 1986.
Due to stand down in 2002.

W.F.Th. Corpeleijn (1948)
Partner in the Dutch, Belgian law firm Stibbe.
Dutch national. First appointment in 1998.
Due to stand down in 2002.

Other notable positions:
Chairman Supervisory Board Sibelco Nederland N.V.
Chairman Supervisory Board Kruidvat Holding B.V.
Chairman Supervisory Board Ankerpoort N.V.
Chairman Supervisory Board 3W Vastgoed B.V.
Chairman Supervisory Board Theodoor Gilissen Bankiers N.V.
Member Supervisory Board Vesteda Groep B.V.
Non-executive board member SCR Sibelco N.V. (Belgium)

None of the members of the Supervisory Board own or have rights to obtain shares and/or certificates of shares in the Company's share capital. All members of the Supervisory Board receive a fixed annual remuneration, which is not dependent on the Company's results in any year. None of the members of the Supervisory Board has any other business relationship with Hagemeyer from which personal benefit could be obtained.

Board of Management

R. ter Haar (1950)
Appointed a member of the Board of Management in 1999 in the position of Chairman. Dutch national. Prior to joining Hagemeyer, Mr Ter Haar was Chairman of the Board of Management of De Boer Unigro N.V. and prior to that held various management positions with inter alia Sara Lee/DE and Procter & Gamble.

J.H. Riddell (1950)
Appointed a member of the Board of Management in 1996 in the position of Chief Financial Officer. British national. Previously held various financial management positions with Citibank, Hong Kong Bank and Hammerson Plc in the United Kingdom.

G.L. Pickles (1957)
Appointed a member of the Board of Management in 1999, responsible for Hagemeyer's operations in Asia-Pacific. Australian national. Since 1983 employed by Tech Pacific in the function of CEO from 1990 to 1999.

E.H.M. van den Assem (1949)
Appointed a member of the Board of Management in 2000, responsible for Hagemeyer's European PPS-activities. Dutch national. Previously held various management positions with among others Alcatel and Fokker Aircraft before becoming a member of the Board of Management of DAF Trucks N.V.

I.H.H.J.M. Manders (1950)
Company Secretary and Group General Counsel since 1995. Dutch national. Joined Hagemeyer in 1990 as Director Legal Affairs. Previously active as an international consultant and a Dutch lawyer.

Staff Directors

P. Hagedoorn (1945)
Information Technology

R.A.J. Hin (1950)
Human Resources

P.Th.M. Koomen (1956)
Tax

D.F. Maclaine Pont (1956)
Investor Relations

B.J. Mapletoft (1948)
Treasury

H.J. Mouthaan (1963)
Internal Audit

A. Neocleous (1964)
Controlling

Group Financial Review

Net sales for the year ended December 31, 2001 were EUR 8,835.7 million, an increase of EUR 623.3 million or 7.6% on the prior year's total of EUR 8,212.4 million. On an organic growth basis, sales remained flat as compared to the prior year. Organic sales growth was 4.9% in the first half. In the second half organic growth was 3.9% negative. This was due to deteriorating global economic conditions, which were already evident at the end of the first half and continued into the second half, accelerating following the September 11, 2001 terrorist attacks in the United States. The negative organic growth in the second half affected all three divisions of the Group.

Acquisitions, net of the divestment of consumer activities which took place in 2000, had a positive effect of EUR 809.4 million on total sales. The most notable acquisitions were WF Electrical in the UK, Hagemeyer Electrical Group in Australia, Cameron & Barkley in the US, all of which were acquired in the second half of 2000, and ABM in Spain, acquired with effect from January 1, 2001. Foreign exchange rates had a negative effect on sales of EUR 186.1 million.

Gross profit for the year ended December 31, 2001 was EUR 1,871.5 million, an increase of EUR 141.9 million or 8.2% from the prior year. Gross margin for 2001 was 21.2%, an increase from 21.1% in 2000. This increase reflects both the heavier weighting of the PPS division relative to the lower gross margin ITPS division, as well as the result of further integration of the PPS division, which has allowed it to begin realising benefits in the area of procurement and to withstand strong price pressure in the marketplace in the face of deteriorating economic conditions.

EBITA (Operating profit before amortisation of goodwill) for the year ended December 31, 2001 was EUR 373.0 million up from EUR 352.8 million in the prior year, an increase of EUR 20.2 million or 5.7%. As a percentage of sales, EBITA was 4.2% as compared to 4.3% in the prior year. The slight decrease in EBITA margin reflects the lower recovery of fixed costs as a result of lower sales, particularly in the second half of the year. Unallocated overhead expenses increased from EUR 20.2 million in 2000 to EUR 33.4 million in 2001. The increase reflects the build up of investment in corporate and regional resources to effectively manage the PPS change and integration process. Mitigating actions to reduce operating costs included a reduction of approximately 1,600 employees in the Group's overall workforce during 2001.

Depreciation and amortisation in 2001 increased to EUR 98.0 million from EUR 68.7 million in the prior year, an increase of EUR 29.3 million. An increase of EUR 24.3 million in the amortisation of goodwill accounts for the majority of the total increase [1].

The share in pre-tax results of associated companies decreased from EUR 5.8 million in 2000 to EUR 4.9 million in 2001.

Net financial expense for the year ended December 31, 2001 was EUR 75.3 million as compared to EUR 64.6 million in 2000. The increase is primarily due to the effect of the financing of acquisitions made in the second half of 2000 and first half of 2001, net of the proceeds from earlier divestments and the positive effect from foreign exchange differences.

[1] The Group began capitalising and amortising goodwill arising from acquisitions with effect from January 1, 2000.

The Group's effective tax rate increased to 23.0% from 20.2% in the prior year. Note 19 to the annual accounts shows a reconciliation of the Group's effective tax rate to its expected statutory tax rate.

Cash earnings (ordinary profit after taxes before amortisation of goodwill) for the year ended December 31, 2001 were EUR 239.1 million as compared to EUR 234.8 million in 2000, an increase of 1.8%. Cash earnings per share were EUR 2.196, an increase of 0.5% from EUR 2.184 recorded in the prior year.

The net extraordinary loss after taxes was EUR 49.8 million (pre-tax loss of EUR 49.3 million). The most significant items included in this result are a EUR 35.0 million pre-tax charge representing the cost of the Group's workforce reduction programme announced in November 2001 and EUR 27.4 million pre-tax charge included in the results of Tech Pacific. Included as income in the extraordinary results is a refund of EUR 26.4 million received in the first half of the year from the Group's pension fund in the Netherlands. Note 21 to the annual accounts includes a detailed description of individual extraordinary income and expense items.

Financial position

Total assets at December 31, 2001 were EUR 3,719.5 million, an increase of EUR 153.1 million over EUR 3,566.4 million at year-end 2000. The effect of acquisitions, net of the effect of divestments, led to an increase in total assets of EUR 212.3 million while movements in foreign exchange rates had a positive effect of EUR 33.2 million. Excluding the effect of the movement in foreign exchange rates, working capital decreased as compared to the prior year as a result of lower inventory. This reflects both an improvement in working capital utilisation and the negative organic growth in the last part of the year. Average working capital as a percentage of net sales decreased to 14.9% for 2001 compared to 15.7% for 2000, mainly as a result of the change in mix.

The increase in intangible assets mainly reflects goodwill arising on acquisitions made during the year, most notably ABM in Spain, and the purchase of the remaining 14.6% equity of Fröschl in Germany. Goodwill amortisation recorded during 2001 was EUR 36.0 million and the net book value of goodwill at December 31, 2001 was EUR 669.6 million compared to EUR 550.4 million for 2000.

Shareholders' equity increased from EUR 835.5 million at the end of 2000 to EUR 943.0 million at the end of 2001, an increase of EUR 107.5 million. The increase reflects primarily the year's net profit, including the net extraordinary charge and a positive effect from the movement of foreign exchange rates, net of dividends paid and accrued during the year. Note 9 to the annual accounts shows the movements in shareholders' equity during the year.

The Group's net interest bearing debt increased from EUR 1,125.5 million at the end of 2000 to EUR 1,208.3 million at the end of 2001. The increase reflects amounts drawn under the Group's long-term and short-term credit facilities in order to finance acquisitions and dividend payments net of the Group's free cash flow of EUR 263.6 million. The Group's available credit facilities and operational cash flows are considered adequate to fund investments necessary to complete the execution of its strategy and change programme, including the adoption of a common IT platform and modernisation of the logistics infrastructure and branch network.



Hagemeyer's Professional Products and Services division is active worldwide in the construction and installation markets and numerous other industrial sectors. A considerable part of sales is generated by the distribution of electrical materials to small, medium-sized and large installation contractors working in construction and industry.

One of Hagemeyer's key roles in the supply chain is the broad range of electrical materials it has available for immediate delivery. These products can be purchased over the counter from Hagemeyer branches. A large customer segment prefers onsite delivery. Through their extensive product and market expertise, Hagemeyer's professionals add real value for customers through knowledge transfer and advice. With more than 1,500 branches, Hagemeyer is always close to the customer.



The Group's interest cover ratio (EBITDA/net interest expense) at December 31, 2001 was 5.6, well above management's minimum target ratio of 4.

During the year, the Group utilised EUR 106.9 million of its restructuring and reorganisation provisions. Of the total, approximately EUR 56 million was for costs incurred in the course of the overall reorganisation of the PPS division, primarily in the area of logistics operations and rationalisation of the branch network in Europe and North America. Also included in the total is approximately EUR 32 million for costs expended during the year

Every kind of wiring and cable in every conceivable type, measurement and shape is available from Hagemeyer. The range of installation materials varies from switches to fuses and from ventilators to installation casings. Hagemeyer supplies mounting materials and connection systems under its own brand NewLec. For lighting, Hagemeyer offers all materials, including brackets, lamps and regulatory systems. Industrial components for small and large installations, items for their maintenance, spares and finished products for communications and security systems as well as all necessary tools - all are included in the tens of thousands of products Hagemeyer offers globally to hundreds of thousands of customers.

related to the discontinued or divested operations of Computerij Groep and Freetime, which were provided in 1999 and 2000.

Cash flow performance

Cash flow from operational activities for the year ended December 31, 2001 was EUR 356.7 million up from EUR 254.1 million in 2000, an increase of EUR 102.6 million. The increase reflects additional EBITA earned during 2001 of EUR 20.2 million, and a reduction in working capital as a result of both an improvement in the utilisation of working capital and the negative organic growth in the last quarter of the year. Offsetting these improvements was an additional EUR 24.8 million in net interest paid which reflects mainly the higher debt financing and an increase in provisions utilised and taxes paid during the year.

The investment in tangible fixed assets, excluding the proceeds of divestments, was EUR 142.1 million in 2001 or 1.6% of net sales compared to EUR 84.8 million or 1.0% of net sales in 2000. The increase is mainly due to capitalised costs of EUR 55 million related to the development of the Group's common IT Platform.

The Group generated free cash flow (operational cash flow less net capital expenditures) of EUR 263.6 million in 2001, an increase of EUR 86.6 million over 2000. The Group's free cash flow supplemented by additional long-term debt of EUR 143.3 million, financed acquisitions totalling EUR 257.9 million during the year, dividend payments totalling EUR 60.2 million and a net cash outflow from extraordinary items of EUR 21.5 million.

Europe

(EUR millions)	**2001**	2000
Net sales	**3,998.7**	3,623.4
Gross profit	**982.9**	883.4
Gross profit as a % of net sales	**24.6%**	24.4%
EBITA	**214.6**	194.4
EBITA as a % of net sales	**5.4%**	5.4%
Working capital as a % of net sales	**15.7%**	15.6%

Financial review

Net sales for the year ended December 31, 2001 were EUR 3,998.7 million, an increase of 10.4% over the prior year. Organic growth on a pro forma basis for the year was 1.6%, reflecting a positive organic development of 4.0% in the first half of the year followed by a contraction of 0.2% in the second half of the year. The organic sales development in the second half represents a mix of good organic growth in the Nordic countries and the UK, while deteriorating economic conditions in Germany led to negative growth overall. The group's sales



In the automotive sector, Hagemeyer works with many household names.

Co-operation with Ford in Germany has been ongoing for more than 30 years. Hagemeyer delivers 32,000 items from 600 different manufacturers to Ford. These products vary from sensors, cables and control panels to switches, lighting elements and control mechanisms. All products are available on demand from nine different onsite stockrooms in Ford's plants and resupply is handled from Hagemeyer's extensive network throughout Germany. As Commodity Management Supplier, Hagemeyer acts as system supplier and electrotechnical materials logistics partner for Ford, interfacing with the customer's own computer systems to get products at point of need just-in-time.

Hagemeyer's industry concept is designed to take over procurement, logistics and stockroom management for the customer and to generate additional cost savings in product handling. Electrotechnical materials are delivered to the right place at the right time. Before entering this partnership, Ford was dealing with 600 different suppliers. Now it has only one: Hagemeyer. As a result, Ford can concentrate on its core activities.

development continues to benefit from faster growth in sales of goods and services to industrial customers which serves to offset the decline in the traditional contractor segment. This effect was less pronounced in the second half of the year as a result of the decline in manufacturing activity in Europe and the telecommunications industry in particular.

Gross profit for the 12-months ended December 31, 2001 was EUR 982.9 million, an increase of EUR 99.5 million over the prior year. Despite intense pricing pressures in the market place, closer integration of the European operating companies, particularly in the area of procurement, led to an improvement in the gross profit margin from 24.4% in the prior year to 24.6% in 2001.

EBITA for 2001 was EUR 214.6 million, up from EUR 194.4 million in the prior year. As a percentage of net sales, EBITA was unchanged from the prior year at 5.4%. Reductions in the operating expense base of the division enabled it to sustain the EBITA margin, despite a drop in sales volume in the second half of the year and additional spending on marketing and e-commerce initiatives aimed at building the Group's value-added service capability.

Working capital as a percentage of net sales increased by 0.1% to 15.7%. Excluding the effect of the acquisition of ABM, which has a higher working capital ratio than the remainder of the division, working capital as a percentage of net sales improved by 0.5% as a result of improved utilisation, most notably in Germany.



PPS - Automotive

PPS - Industry

Hagemeyer works worldwide with numerous industrial multinationals. One is Cummins Inc, a major world player in energy supply, comprising a number of complementary business units focused on design, manufacture, delivery and maintenance of energy supply systems. Cummins is also engaged in related technologies, such as fuel, air treatment and filter systems, and in solutions for emission problems.

Cameron & Barkley (CamBar), Hagemeyer's operating company in North America, has a very active relationship with Cummins. CamBar delivers Integrated Supply services, including procurement of MRO products and management of onsite MRO stockrooms. Its extensive network of branches throughout North America means CamBar can

North America

(EUR millions)	2001
Net sales	1,751.1
Gross profit	409.5
Gross profit as a % of net sales	23.4%
EBITA	71.1
EBITA as a % of net sales	4.1%
Working capital as a % of net sales	20.2%

The acquisition of CamBar in 2000 saw the division achieve critical mass in North America. As a result, the structure of the North American group has changed fundamentally and the businesses are in the process of being integrated, thus comparison with the prior year is not meaningful.

Net sales for the year ended December 31, 2001 were EUR 1,751.1 million, compared to EUR 1,070.9 million in the prior year, an increase of 63.5%. The effect from acquisitions, most notably CamBar in the second half of 2000, and the movement in foreign exchange rates accounted for EUR 749.7 million and EUR 6.7 million of the total increase, respectively. Organic growth, on a pro forma basis, was negative 4.2% reflecting growth of 2.0% in the first half followed by negative growth of 9.8% in the second half. The second half development reflects the acceleration of the deterioration in US economic conditions, particularly in the manufacturing sector.

Sales of Integrated Supply services continued to grow in 2001, despite the fact that in the second half of the year volume on existing contracts suffered from the significant workforce reductions in the US manufacturing sector. Although new contract inquiries are at a record level, completion of new contracts has slowed considerably since September. In the current recessionary environment manufacturers are focused on immediate cost reduction and are hence reluctant to incur the up-front implementation costs of an Integrated Supply arrangement despite the significant savings that can be realised once the contract is fully operational.

Gross profit for 2001 was EUR 409.5 million or 23.4% as a percentage of net sales. Excluding the effect of the change in the mix of the business since the acquisition of CamBar, the gross profit margin is at a level equal to that of the prior year despite strong price pressures prevailing throughout the year.

offer high quality service and guarantee immediate resupply of Cummins' MRO needs. For its Integrated Supply business, CamBar represents highly reputable manufacturers of various electrotechnical, electronic, industrial and safety products.

Intensive cost-control programmes are a key part of CamBar's service to Cummins. Using these programmes and account manager training, considerable savings are achieved.





EBITA for the year ended December 31, 2001 was EUR 71.1 million. EBITA as a percentage of net sales for the year was 4.1%. The significant drop in sales volume experienced by the division in the second half of the year has been largely offset by the benefits of cost reduction and reorganisation activities and the positive effect realised through the alignment of employee benefit schemes. The latter is part of the move to an integrated North American operation in the course of 2002.

As a result of the marked sales decline in the second half of the year, working capital utilisation was under pressure, which led to a deterioration of the working capital ratio from 18.9% to 20.2%.


HAGEMEYER



One of Hagemeyer Electrical Group's (HEG) business partners is BHP Steel, part of BHP Billiton, the worldwide industrial conglomerate with a leading position in the aluminium, iron ore, copper, fuel coal, oil and gas markets and in the carbon steel manufacture raw materials business.

HEG is Australia's largest, long-established electrical distributor, operating under a number of brand names.

HEG was contracted to supply all electrical consumables to BHP Steel sites in February 1995, a partnership which still continues today. The current performance-based multimillion Australian-dollar contract requires Hagemeyer to achieve a range of key performance benchmarks, including on time delivery of goods, product and service quality, documented added-value savings and product price management.

Asia-Pacific

(EUR millions)	**2001**
Net sales	**445.7**
Gross profit	**100.9**
Gross profit as a % of net sales	**22.6%**
EBITA	**14.9**
EBITA as a % of net sales	**3.4%**
Working capital as a % of net sales	**15.5%**

Net sales for the year ended December 31, 2001 increased to EUR 445.7 million from EUR 217.5 million in the prior year. The acquisition of Hagemeyer Electrical Group in the second half of 2000 accounts for EUR 227.4 million of the total increase in net sales over the prior year. On a pro

forma basis, organic sales development in the region in 2001 was negative 3.5%, with the first and second half showing negative 2.6% and negative 4.3%, respectively.
Hagemeyer Electrical Group increased its market share during the year, despite lower sales to the contractor segment as a consequence of the marked drop in construction activity. As a result of an increase in sales to industrial customers, organic growth was nearly flat in the second half year after a negative 4.5% in the first half.

Gross profit for 2001 was EUR 100.9 million reflecting a gross margin of 22.6%.
EBITA for the year ended December 31, 2001 was EUR 14.9 million reflecting an EBITA margin of 3.4%. Adversely impacting the reported EBITA were costs incurred in the disengagement of Hagemeyer Electrical Group from the shared services of its former parent and costs incurred in building the company's service capability to industrial customers. Positively influencing the division's operating results is the effect of cost reduction measures, put in place in the second half to counter the effect of deteriorating economic conditions.

Also completed during the year was the exit from the non-core re-seller businesses. The extraordinary cost associated with this exit was EUR 5.8 million.

More efficient inventory utilisation at Hagemeyer Electrical Group resulted in an improvement in the working capital ratio from 15.7% to 15.5%.

PPS Total

(EUR millions)	**2001**	2000
Net sales	**6,195.5**	4,911.7
Gross profit	**1,493.2**	1,195.3
Gross profit as a % of net sales	**24.1%**	24.3%
EBITA	**300.7**	244.5
EBITA as a % of net sales	**4.9%**	5.0%
Working capital as a % of net sales	**16.9%**	16.6%

As already mentioned above in the review of the individual regional performances, the results of the division were significantly impacted by the rapid deterioration in economic conditions in the second half of the year. Organic growth on a pro forma basis for the year was negative 0.5% reflecting a split of positive growth of 3.0% in the first half of the year and negative growth of 3.4% in the second half. Despite market pressures, the division achieved a gross margin of 24.1%. Although, as compared to the prior year this represents a 0.2% decrease, this is entirely due to the change in the division's geographic mix. In 2001, Europe with higher gross margins overall than the other two regions accounted for 65% of the division's net sales as compared to almost 75% in the prior year. Furthermore, as anticipated, the change in the US mix as a result of the acquisition of CamBar during 2000 led to a lower gross margin. The 0.1% decrease in the EBITA margin is also fully due to the change in the division's geographic mix. Overall, the division's EBITA margin benefited from the cost reduction and integration measures introduced during the year to mitigate the reduction in sales volume brought on by the economic slowdown in all of its markets.

PPS - Petrochemical

Hagemeyer provides products and services to Shell Chemicals, one of the world's major petrochemical industries.

At present, Shell Chemical LP is engaged in a huge expansion project. The Geismar Olefins and Alcohol (GOAL) expansion in the state of Louisiana in the US is one of the multinational's biggest projects. On completion, production capacity at the Shell Geismar complex will be increased significantly to meet growing demand from the petrochemical industry.

Vallen Corporation, Hagemeyer's North American operating company, is an integral part of this major project. It is involved on a day to day basis as stockroom and distribution manager of MRO products. In addition, Vallen also manages both Shell's toolrooms and departmental stockrooms at strategic onsite locations within the huge complex. Vallen is also responsible for the provision of a wide variety of safety products and services, including monitoring and maintenance of respiratory and fire-fighting equipment, instruments and safety goggles and footwear. A dedicted Vallen safety centre manages the distribution of personal protection and anti-hazard equipment for the whole Shell complex.

Business profile

B2B distribution services

Hagemeyer's core business is the value added B2B distribution of products and services. The Group focuses on specific professional products - electrical materials, health and safety, and other key needs for maintenance, repair and operations. In practice, this means Hagemeyer is the critical link in the supply chain. Tens of thousands of products made by a wide range of international manufacturers are used by Hagemeyer's customers. These products range from simple items to complex equipment, requiring expert support. Hagemeyer's task is to ensure each customer receives all the products needed, at the right time, the right place and the right price. Just-in-time delivery is only one of the services Hagemeyer offers.
Specialist advice on use of products, information on new, improved products and developments, and maintenance are all part of the service. Taken together, this service based distribution of products adds value for the customer.

The enlarged PPS group

Around the world, Hagemeyer distributes to hundreds of thousands of customers. The majority are engaged in installation within the construction sector or in industrial production. These customers all look to their Hagemeyer distributor for advice, information and support as well as reliable product delivery. They can be subdivided in clear segments. Over the past two years, Hagemeyer has been working to streamline services to these segments. In Europe, this had led to a new organisational structure. At the start of 2001, Hagemeyer in Europe was still a group of operationally independent companies working in their home markets. Around the world, acquisitions in 2000 introduced a number of leading PPS distribution companies into the Hagemeyer Group. The aim was to shape all these companies into a strong, worldwide group with the same goals. As an important step towards achieving this goal, in 2001 the European countries have been regrouped into geographic clusters. Nordic covers Norway, Sweden, Finland, the Baltics and Russia, and Poland; Central Europe comprises Germany, the Netherlands, Switzerland and Austria; UK covers the UK and Ireland; and Spain represents the beginning of a Southern European unit. In addition, we have our North American and Australian PPS businesses.





Extended activities

In Hagemeyer's new cluster organisation, the back offices of operating companies are being integrated. The advantages are numerous. By spreading infrastructure costs over larger volumes, Hagemeyer can invest in state-of-the-art logistics and IT systems. Once in place, Hagemeyer can use these systems to support and grow new business.

Traditionally, Hagemeyer focused primarily on electrotechnical markets. However, its plan is to increase its business by offering other products and services which are relevant to its existing customers. A good example is health and safety products. These range from complex equipment for fire-fighting and other hazardous occupations to body protection. In the US and the UK Hagemeyer has two safety specialist companies: Vallen and Parker.

Their combined expertise is now being applied to rolling out health and safety activities in Europe under the well known Vallen brand name. This roll-out will make use of existing customer bases and back offices in each European cluster. A safety business unit has also been set up in Australia by Hagemeyer Electrical Group.

Front office/back office

Hagemeyer knows what its customers need on a day to day basis. That is part of its added value as a distributor. It has a strong network of local sales and services points, where customers can drop by to pick up supplies, discuss new products or get advice on problems with particular jobs. Customers also order by telephone or online. These front line services are supported by the so-called back office. The back office handles all processing and logistics for the customer's orders and delivery. It also maintains contacts with suppliers and manufacturers, ensuring products are always available when needed.

Growth

The structure of strong logistics and IT support coupled with expertise in various product and service sectors opens up numerous opportunities for organic growth. Hagemeyer selectively acquires businesses to complement its geographical spread and develop its customer base. However, growth from existing businesses is seen as most important. This means Hagemeyer looks at its core business, distribution services, and defines other segments and industries which can use them. One area where Hagemeyer aims to grow organically is maintenance, repair and operations (MRO). MRO supplies are those items that do not become part of the actual end-product.
But they are crucial in making production run smoothly and efficiently.

MRO

In the US, Hagemeyer already supplies many of these MRO products, including electrical materials and safety products, to its customers. During the past year, Hagemeyer has also started to focus more strongly on taking care of customers' MRO needs outside of the US. The products and services required here are broader than electrical materials and safety products alone. Hagemeyer will gradually broaden the product ranges it can supply outside of the US.

Integrated Supply

Today, many manufacturing companies want to focus on their core business. As a result, they are looking for ways to outsource the procurement and storeroom management of their non-strategic goods. Improved management of these goods can save costs and increase operating efficiencies. To achieve this they are looking to consolidate procurement with a single specialist distributor. This is known as Integrated Supply. Tackling a task like this is a huge undertaking. It can take up to a year to get an Integrated Supply contract fully up and running. It requires expert knowledge of and ability to source products, superior logistics and IT and intimate knowledge of the customer's business. Integrated Supply was pioneered in North America by Hagemeyer's CamBar. Our aim is to pass on CamBar's extensive knowhow to other parts of the group. Asia-Pacific has already adopted the Integrated Supply concept. With support from CamBar, it has successfully launched this entirely new business in Australia. In Europe, where Integrated Supply is still in its infancy, Hagemeyer is also following CamBar's lead, working with US experts. Hagemeyer has invested in the development of sophisticated e-commerce tools and data management technology to support these initiatives.

In today's increasingly international marketplace, many industrial companies operate in more than one country. These cross-border customers are often large multinationals. They are looking for a tailor-made range of quality MRO supplies and guaranteed efficient delivery, wherever they are located. All of the developments of the past year support Hagemeyer's goal of becoming the partner of choice for these large corporations, using the Hagemeyer brand name.



Common IT platform

The idea of streamlining Hagemeyer activities through regionalised back offices as well as growing cross-border services requires a common IT infrastructure. Hagemeyer has selected Movex as the basis for its software solution. Professionals from all over the world and from every discipline came together to work on this solution. It has to meet and facilitate every aspect of Hagemeyer's business. This is a tough challenge. Roll-out is phased and coincides with the outsourcing of infrastructure management. The solution is live in Ireland and at Parker in the UK. This year the rest of the UK will follow and implementation will start in the US and Australia. The remainder of Europe will follow over the next two years.

Further development

The Group's evolution is ongoing. Hagemeyer is changing from a group of stand alone operating companies in various countries into a more cohesive and focused worldwide organisation. However, the majority of customers remain local. Systems and other elements of the operational 'tool kit' are developed with a global view but for local action close to the market.



PPS - Construction

N G Bailey is one of Europe's largest independent contractors and is active in the public, commercial and industrial sectors. Its operations cover project management and design, supply, installation, testing and commissioning through to the maintenance of mechanical, electrical, control and instrument systems.

The association between N G Bailey and Hagemeyer UK's operating company, Newey & Eyre, has been a long one. Mutual confidence built over time enabled the two parties to reach a more formal supply chain agreement in the summer of 2001. This agreement is in line with N G Bailey's policy of a rationalised supplier base. Cost reduction targets and enhanced management efficiency have been agreed facilitated by Hagemeyer's e-commerce and IT structures.

The intensified partnership enables Hagemeyer to act as lynchpin in N G Bailey's comprehensive supply programme for electrical installation materials and associated products. Hagemeyer's focus now will be cost-effective pricing policy for commodity products, combined with a proactive project management approach and regular KPI (Key Performance Indicator) service level monitoring.

Information Technology Products and Services (ITPS)

(EUR millions)	2001	2000
Net sales	**1,737.8**	2,003.3
Gross profit	**106.9**	141.0
Gross profit as a % of net sales	**6.1%**	7.0%
EBITA	**26.6**	29.0
EBITA as a % of net sales	**1.5%**	1.4%
Working capital as a % of net sales	**9.1%**	11.4%

Financial Review

The division's results represent the full year results from Tech Pacific, the Asia-Pacific based distributor of IT products, and four months results from Codis, the Netherlands based distributor of IT products. As of May 1, 2001, the Codis activities were grouped into a joint venture with the Dutch IT distribution business of Getronics. The Group now accounts for its 50% share in the results of this joint venture as 'Share in pre-tax results of associated companies'. The remaining activities of Computerij Groep, which were deconsolidated during 2000, have now all been divested or discontinued.

Net sales for the year ended December 31, 2001 were EUR 1,737.8 million, a decrease of EUR 265.5 million. The divestment and discontinuation of Computerij Groep activities account for EUR 229.1 million of the decrease. The movement in foreign exchange rates, particularly that of the Australian dollar, accounted for a further EUR 82.7 million decrease. Organic growth for Tech Pacific was 2.9%. The second half organic growth of Tech Pacific was a negative 7.1%, reflecting the continuing weakness in IT markets worldwide, exacerbated by extremely poor conditions in the Australian market in particular.

The gross margin decline of 1.0% in Tech Pacific reflected the difficult industry conditions prevailing throughout the year, which resulted in intense price pressure as vendors struggled to maintain market share. In response to the adverse conditions in Australia, a cost reduction programme was put in place in the second half of the year leading to a reduction in staff of approximately 30%. This action in combination with stringent cost control elsewhere allowed the company to achieve a cost to net sales ratio of 4.4% versus 4.7% in the prior year. The combination of the fall in gross margin and cost reduction programme resulted in an EBITA margin for Tech Pacific of 1.5% versus 2.2% in the prior year.

During the year Tech Pacific also incurred extraordinary costs in the amount of EUR 27.4 million. Note 21 to the annual accounts provides commentary on the nature of these costs.

The improvement in the working capital to net sales ratio from 11.4% to 9.1% is due to the divestment of Computerij Groep. Despite the sales decline, Tech Pacific's working capital as a percentage of net sales of 9.1% was in line with the prior year.



IT products and services

In the Asia-Pacific region Tech Pacific distributes PCs, software, peripherals and network and communication products.

Harvey Norman is Australia's leading retail computer superstore franchise with nationwide coverage. Franchisees are Australia's largest retailers of computer hardware and software. There are over 131 Harvey Norman franchise complexes throughout Australia and New Zealand. These franchised stores are individual businesses operating on a one-to-one basis with Tech Pacific.

Business profile

Tech Pacific's markets

Operating in Asia-Pacific, Tech Pacific specialises in the distribution of information technology products and related services. It distributes PCs, software, peripherals and network and communication products. Tech Pacific is an important player in the region and leader in a number of its markets. The company supplies primarily to a diverse group of resellers which handle sales to end-users. It represents the largest IT manufacturers in the world, including Hewlett Packard, Microsoft, Intel, Compaq, CISCO, IBM, Sun, Epson and Samsung.

In this fiercely competitive sector, Tech Pacific is a highly desirable partner, especially for US manufacturers. This desirability reflects Tech Pacific's specific focus on the region and its expertise in South-East Asia's diverse markets.

In the reporting year, economic growth in general and in the IT sector in particular lagged behind expectations. Growth was negative in Australia, Singapore and Hong Kong. The majority of Tech Pacific's suppliers reported reduced results. In these difficult conditions the company was able to achieve a modest but creditable sales increase.

Developments

Tech Pacific will continue to expand in its geographic region. The company continues to work on improvements in systems. It has demonstrated that through cost-control measures it can mitigate the trend towards falling EBITA margins in this sector. In doing so, e-commerce activities will be further expanded to reduce distribution costs for both customers and suppliers, thus facilitating further growth. The company will grow its competitive advantage through closer co-operation with suppliers. In view of difficult current conditions which are generating consolidation in the distribution chain, the reduction of direct costs is a major priority for these suppliers. Tech Pacific has moved its corporate offices from Sydney to Singapore in order to be closer to its main suppliers. In this way it can work even more closely with them to build a joint commercial strategy.



Divestment

In December 2000, Hagemeyer announced it was exploring Tech Pacific's strategic options. These options, including possible divestment, were weighed against Hagemeyer's financial criteria for maximising shareholder value. It has become clear that, given the uncertainty which currently characterises the IT sector worldwide, divestment would not achieve required levels of shareholder value. As a result, Tech Pacific will remain within the Group and measures have been taken to ensure that the business is well positioned to take advantage of economic recovery and the revival of the IT sector.



Other Businesses

(EUR millions)	2001	2000
Net sales	**902.4**	1,034.7
Gross profit	**271.4**	304.8
Gross profit as a % of net sales	**30.1%**	29.5%
EBITA	**79.0**	81.4
EBITA as a % of net sales	**8.8%**	7.9%
Working capital as a % of net sales	**21.3%**	18.8%

Although the majority of the non-core consumer businesses were divested, Hagemeyer has retained its agency businesses in the Netherlands and South-East Asia. These agency businesses are based primarily on extremely long-standing and strong relationships with principals. The profitable consumer electronics activities in the US also form part of the division.

Financial Review

The reported results in 2000 included those of the automotive division of A.R.M.-Stokvis and of Case Logic and Pollyconcept up to the effective date that these businesses were deconsolidated, which in the case of the first was March 31, 2000 and in the case of the latter two companies was May 31, 2000.
The results of these companies are excluded from the 2000 figures in the table above.

Net sales of the continuing businesses for 2001 were EUR 902.4 million, a decrease of EUR 132.3 million or 12.8% compared to the prior year. Organic growth was 2.6% negative, with the second half being negative 3.3% as compared to negative 1.8% in the first half. This reflects lower consumer spending worldwide which adversely impacted the division's sales. The exception to this development was HCL where sales in Japan proved to be resilient despite continuing worsening economic conditions. Foreign exchange rates had a EUR 30.3 million adverse effect on sales. The effect of divestments and closure of agencies in HCL had a negative effect of EUR 85.2 million on net sales.

Operating in the Netherlands, Haagtechno is the Dutch importer and exclusive distributor of consumer and business electronics from world brands Panasonic and Technics. It distributes to major retail chains and resellers.

Expert, a group of 200 independent enterprises in the Netherlands, has been one of Haagtechno's most important partners for more than 30 years. The group distinguishes its offering in the market through the combination of a successful retail formula and a top quality distribution system. It is able to generate continual growth through smart and effective marketing. Haagtechno's strength is its active support to customers in logistics, sales and marketing. The Panasonic and Technics brands represent a significant segment of Expert's product range.

Dixons is another major partner for Haagtechno. The Vendex KBB subsidiary has more than 125 stores in the Netherlands, making it the country's largest multimedia branch network. One of Dixons' aims is to lead the market in logistics and it prioritises new technologies and products. For the last 30 years, Haagtechno has been actively supporting Dixons' sales and marketing goals.

The continuing businesses generated EBITA of EUR 79.0 million in 2001 and improved the EBITA margin to 8.8% from 7.9% in the prior year. This reflects primarily higher profitability at HCL due to better gross margins achieved in Japan and Hong Kong, which is also reflected in the division's gross margin development. It is also due to the efficiencies gained from the company's restructuring of its operations via termination of unprofitable agencies and exit from volatile markets that has been carried out over the past two years.

Extraordinary costs incurred and provided for the exit from unprofitable agencies during 2001 in HCL amounted to EUR 4.6 million.

The working capital efficiency of the continuing businesses, as measured by the working capital ratio, deteriorated mainly due to difficult trading conditions in the consumer businesses in North America and Europe. On the other hand, HCL improved its working capital utilisation.

Other Businesses


Dixons


Polaroid
Escalator

Business profile

HCL

In the reporting year, HCL's consumer brand businesses in the Asia-Pacific region continued to contribute strongly to Group results.

HCL focuses its marketing on numerous premier brands either as exclusive representative or as licensee. The product range includes sports and leisure goods and fashion items from top brand names, including Puma, Rolex, Breitling, Tag Heuer and Bally. Household and photographic equipment includes brand names such as JVC, Kenwood, Smeg, Minolta and Fujitsu. In addition, HCL markets a proprietary brand of white goods in Australia called Omega.

The economic environment has been challenging and the management team has continued to focus on the growth areas of Australia, Japan and North Asia while at the same time exiting from some of the smaller markets in the region.

Haagtechno/Servicom

The Dutch operating company Haagtechno is the domestic importer and exclusive distributor of consumer and business electronics from top brands Panasonic and Technics. These products are manufactured by Matsushita Electric Japan, one of the largest electronics manufacturers in the world with a leading position in digital technologies. Matsushita and Haagtechno have enjoyed a successful relationship for more than 35 years.

Operating under the Panasonic Centre Nederland name, Servicom is an independent company responsible for after-sales services, repair and consumer information on Panasonic and Technics products.

Both companies made a good contribution to Group results.



Other Businesses

With 2,000 retail outlets and department stores, Coles Myer Ltd. is marketleader in Australia and New Zealand.

For the past 30 years, Melbourne-based Hagemeyer Lifestyle Brands has supplied Myer Grace Brothers Stores, a chain of 68 large-scale multistores throughout the continent.

Hagemeyer Lifestyle Brands is a successful sales, marketing and distribution business, which acts as an agent for world-renowned brands of stationery (Filofax), writing instruments (AT Cross), watches (Jag and Timex) and sunglasses (Polaroid Eyewear).

Application of a recently implemented Reverse Purchase Order (RPO) system enables frequent and timely delivery of best-selling lines to all Myer Grace Brothers stores.

Fodor

Fodor is a Dutch importer and distributor of top branded imaging products such as Olympus and Fuji. Its range includes cameras and other photographic equipment, minilabs, colour copiers as well as films, sound and videotapes and developing paper.
Future policy will be focused on further development of these imaging activities.

GPX

In the US, GPX markets proprietary branded consumer electronics products in the novelty and low price range. Despite difficult market conditions the company realised a good contribution to Group results.

Human Resources

Hagemeyer's commitment to support the change and integration processes by making available existing knowledge and experience throughout the Group, continues.

In addition, a programme has been developed to retain young talent with high potential within the Group for the benefit of all Hagemeyer companies. Another step in raising the international profile of Hagemeyer has been the execution of a policy tailored to support the creation of an international pool of managers and specialists who will be transferred around the operating companies as required. This policy is designed to encourage the continual flexibility and mobility of management and staff within the Hagemeyer Group.

As part of the Shareholder Value Management roll-out in 2001, the existing incentive programmes for senior management have been amended to reward the maximisation of Economic Value Generated (EVG) [1] and to more closely align the interests of managers and shareholders.
The programme is designed to focus on longer term sustainable growth, while encouraging outperformance of the budgeted levels as well as the retention of successful staff.



[1] EVG is measured as the after-tax operating profit less a charge for the cost of invested capital



The average number of employees in 2001 grew to 24,314 compared to 21,101 in 2000. The increase is mainly a result of the 2001 acquisition in Spain and the effect of earlier acquisitions in North America, Australia and the United Kingdom. As at December 31, 2001 the permanent workforce has decreased to 22,600 compared to 22,916 in 2000. During the year significant staff reductions amounting to approximately 1,600 people took place, mainly in the United States, Australia, Germany and the United Kingdom.

Personnel expenses as a percentage of net sales were 10.2% compared to 9.5% in 2000. Salaries, wages, social charges and pension costs amounted to EUR 897.1 million, compared to EUR 782.5 million in 2000. Options outstanding at year end were 954,187 which represents 0.9% of the ordinary shares in issue.

Appropriation of Net Profit

Assuming the proposed profit appropriation described in the Report of the Supervisory Board is adopted, and assuming that the dividend is distributed entirely in cash, the appropriation of profits, duly observing Article 36 of the Articles of Association, will be as follows:

(EUR 000's)

Net Profit	153,479
Less: dividend on cumulative preference shares	2,340
Less: interim dividend paid of EUR 0.25 per ordinary share	27,037
Less: final dividend of EUR 0.52 per ordinary share	56,240
Transfer to retained earnings	**67,862**

Upon approval the dividend will be payable from May 13, 2002.

Prospects

Our change programme is well under way and progress is being made in the integration of Hagemeyer's European and US businesses. We will continue to roll-out the new IT platform across several locations throughout the Group during the course of the year. Our overriding objective is to ensure that the change programme is implemented with a minimum of disruption to the existing business.

We anticipate that the economic recession which affected the Group's major markets in the second half of 2001 will continue at least through the first half of 2002. As a result we foresee that sales and earnings will be lower as compared to the first six months of 2001.

With respect to the full year it would not be prudent to make any sort of prediction at this stage of the economic cycle. Although it will not be an easy year for Hagemeyer, we are confident that the integration and cost-cutting measures we have taken will enable the Group to take advantage of upturns in its markets as they occur.

Naarden, February 26, 2002

Board of Management

R. ter Haar, Chairman
J.H. Riddell
G.L. Pickles
E.H.M. van den Assem

Annual Accounts

Naarden, February 26, 2002

Supervisory Board	**Board of Management**
P.J. Kalff, Chairman	R. ter Haar, Chairman
D.G. Eustace, Vice Chairman	J.H. Riddell
T.Y. Yasuda	G.L. Pickles
W.F.Th. Corpeleijn	E.H.M. van den Assem

Consolidated Balance Sheet as at December 31

(After appropriation of net profit)

(EUR 000's)	Notes	2001	2000
Assets			
Non-current Assets			
Intangible assets	3	**678,174**	559,542
Tangible fixed assets	4	**380,497**	328,760
Financial fixed assets	5	**41,610**	28,860
Deferred taxes	11	**80,607**	65,737
		1,180,888	982,899
Current Assets			
Inventories	6	**959,855**	1,019,143
Trade receivables	7	**1,388,414**	1,362,415
Other receivables and prepayments	8	**134,919**	132,363
Cash and deposits		**55,410**	69,629
		2,538,598	2,583,550
		3,719,486	3,566,449
Shareholders' Equity and Liabilities			
Shareholders' Equity	9	**942,980**	835,470
Minority Interest		**9,547**	3,717
Subordinated Debt	10	**150,000**	150,000
Risk bearing capital		**1,102,527**	989,187
Non-current Liabilities			
Provisions	11	**216,669**	235,707
Long-term debt	12	**710,688**	576,076
Other long-term liabilities		**1,947**	2,810
		929,304	814,593
Current liabilities			
Trade payables and other current liabilities	13	**1,286,618**	1,296,407
Short-term debt and current portion of long-term debt		**401,037**	466,262
		1,687,655	1,762,669
		3,719,486	3,566,449

See accompanying notes on pages 49 to 76

Naarden, February 26, 2002

Supervisory Board

Board of Management

Consolidated Profit and Loss Account for the year ended December 31

(EUR 000's)	Notes	2001	2000
Net sales		**8,835,726**	8,212,399
Cost of sales		**(6,964,251)**	(6,482,824)
Gross Profit		**1,871,475**	1,729,575
Operating expenses excluding amortisation of goodwill	16	**(1,505,378)**	(1,378,985)
Other operating income-net	17	**6,862**	2,208
Operating Profit before amortisation of goodwill		**372,959**	352,798
Goodwill amortisation		**(35,849)**	(11,597)
Operating Profit		**337,110**	341,201
Share in pre-tax results of associated companies		**4,937**	5,797
Financial expense - net	18	**(75,331)**	(64,588)
Ordinary Profit before Taxes		**266,716**	282,410
Taxes	19	**(61,269)**	(57,031)
Minority interest		**(2,183)**	(2,165)
Ordinary Profit after Taxes		**203,264**	223,214
Net Extraordinary (Expense) / Income after Taxes	21	**(49,785)**	163,462
Net Profit		**153,479**	386,676
Data per ordinary share (rounded to the nearest Euro cent)			
Ordinary profit after taxes before amortisation of goodwill		**2.20**	2.18
Ordinary profit after taxes before amortisation of goodwill, fully diluted		**2.18**	2.17
Ordinary profit after taxes		**1.86**	2.08
Ordinary profit after taxes, fully diluted		**1.85**	2.07
Net profit		**1.40**	3.61
Net profit, fully diluted		**1.40**	3.59
Weighted average no. of ordinary shares outstanding		**107,797,295**	106,530,214
Weighted average no. of fully diluted ordinary shares outstanding		**108,696,781**	107,147,693

See accompanying notes on pages 49 to 76

Naarden, February 26, 2002

Supervisory Board

Board of Management

Consolidated Statement of Cash Flows for the year ended December 31

(EUR 000's)	2001	2000
Operating Activities		
Operating Profit	**337,110**	341,201
adjusted for:		
Depreciation and amortisation	**97,983**	68,658
(Gain) / Loss on sale of fixed assets	**(4,052)**	174
Changes in working capital:		
- Inventories	**86,323**	(96,386)
- Receivables	**53,549**	7,258
- Trade and other creditors	**(58,939)**	44,356
Changes in provisions	**(19,422)**	(5,793)
Operating cash flow	**492,552**	359,468
Interest received	**9,368**	9,102
Dividends received from associates	**5,504**	912
Interest paid and similar charges	**(90,102)**	(65,079)
Taxes paid	**(60,616)**	(50,307)
Net cash from operational activities	**356,706**	254,096
Net cash from extraordinary items	**(21,476)**	498,867
Investing Activities		
Purchase of fixed assets	**(142,113)**	(84,841)
Sale of fixed assets	**48,998**	7,742
Acquisitions of subsidiaries, net of cash acquired	**(257,933)**	(804,340)
Divestments of / (Investments in) subsidiaries, participations and other investments	**(7,051)**	34,162
Other investments and receivables - net	**(3,435)**	(16,206)
Net cash used in investing activities	**(361,534)**	(863,483)

(EUR 000's)	2001	2000
Financing Activities		
Proceeds from long-term loans and similar instruments	**164,466**	378,560
Payments of long-term loans and similar instruments	**(21,147)**	(245,727)
Share issues / (purchases)	**-**	258
Dividends paid to minority interests	**(365)**	(1,074)
Dividends paid to shareholders	**(59,875)**	(43,194)
Net cash from / (used in) financing activities	**83,079**	88,823
Net increase / (decrease) in cash and cash equivalents	**56,775**	(21,697)

Change in cash and cash equivalents		
At January 1	**(383,579)**	(361,962)
Net increase / (decrease) in cash and cash equivalents	**56,775**	(21,697)
Currency translation effects	**9,260**	80
At December 31	**(317,544)**	(383,579)
Cash and cash equivalents comprise:		
Cash and deposits	**55,410**	69,629
Short-term debt	**(372,954)**	(453,208)
	(317,544)	(383,579)

See accompanying notes on pages 49 to 76

Naarden, February 26, 2002

Supervisory Board

Board of Management

Company Balance Sheet as at December 31

(After appropriation of net profit)

(EUR 000's)	Notes	2001	2000
Assets			
Non-current Assets			
Intangible assets	22	**8,889**	7,117
Tangible fixed assets	23	**37,535**	3,311
Financial fixed assets	24	**1,815,911**	1,583,076
		1,862,335	1,593,504
Current Assets			
Receivables	25	**32,478**	54,868
Cash and deposits		**27**	110
		32,505	54,978
		1,894,840	1,648,482
Shareholders' Equity, Provisions and Liabilities			
Shareholders' Equity	26		
Share capital		**160,649**	159,467
Share premium		**63,684**	64,866
Cumulative translation reserve		**47,223**	32,675
Retained earnings		**671,424**	578,462
		942,980	835,470
Subordinated Debt		**100,000**	100,000
Provisions	27	**13,852**	14,032
Current Liabilities	28	**838,008**	698,980
		1,894,840	1,648,482

See accompanying notes on pages 49 to 76

Naarden, February 26, 2002

Supervisory Board

Board of Management

Company Profit and Loss Account for the year ended December 31

(EUR 000's)	2001	2000
Results from Participations after Taxes	**122,826**	234,309
Other Results	**30,653**	152,367
Net Profit	**153,479**	386,676

The Company's financial information has been included in the consolidated accounts. Accordingly article 402, Book 2 of the Netherlands Civil Code has been applied in respect of the Company profit and loss account.

See accompanying notes on pages 49 to 76

Naarden, February 26, 2002

Supervisory Board

Board of Management

Appropriation of Net Profit

(EUR 000's)	2001	2000
7.40 % cumulative preference share dividend	**2,340**	2,160
Interim dividend of EUR 0.25 (2000: EUR 0.24) per ordinary share	**27,037**	25,719
Final dividend of EUR 0.52 (2000: EUR 0.52) per ordinary share	**56,240**	55,728
Transfer to retained earnings	**67,862**	303,069
	153,479	386,676

The final dividend is based on the number of shares outstanding at December 31, 2001, and assumes that the entire ordinary dividend will be paid in cash. However, at the option of the shareholders, the final ordinary dividend may be payable in shares.

See accompanying notes on pages 49 to 76

Naarden, February 26, 2002

Supervisory Board

Board of Management

Notes to the Accounts

1 General

For the purpose of complying with articles 379 and 414, Book 2 of the Netherlands Civil Code, a complete list of companies associated with the Group is available at the Chamber of Commerce in Hilversum and at the Company's offices. The principal operating companies included in the consolidation of the Hagemeyer Group are listed on pages 89 to 98 of this report.

2 Principal Accounting Policies

a. Functional currency

The consolidated financial statements of the Group and the financial statements of the Company are presented in euro.

b. Basis of Consolidation

The consolidated financial statements include the financial statements of Hagemeyer N.V. ("the Company") and its consolidated subsidiaries. Subsidiaries are those companies in which the Company owns directly or indirectly, more than 50% of the voting rights or otherwise has power to exercise control over the operations. Subsidiaries acquired during the year are consolidated for the period from the date of acquisition. The date of acquisition is determined as the date on which the Group assumed effective control over the operations of the company. All intercompany accounts and transactions between Group companies are eliminated. The interest of minority shareholders in the earnings and equity of consolidated subsidiaries is deducted in determining the Group's ordinary profit after taxes and shareholders' equity.

c. Investments in associated companies and joint ventures

Associated companies are those in which the Group is unable to exercise management control over the operations. Investments in associated companies are accounted for by the equity method of accounting. Under this method the Group's interest in the associate is carried on the balance sheet at its net asset value and the Group's share of the associate's profit or loss before taxes for the year is recognised in the profit and loss account. The related taxation charge is included in the consolidated profit and loss account under "Taxes".

Participations in joint ventures are accounted for as associated companies.

d. Foreign Currency

Transactions during the year denominated in foreign currencies are translated into respective local currencies at exchange rates approximating those ruling at the time of the transaction or at exchange rates determined from contracts entered into to hedge the particular transactions. Assets and liabilities denominated in foreign currencies are translated into respective local currencies at the exchange rates ruling on the balance sheet date or at the contract rates. Exchange differences arising are charged or credited to the profit and loss account.

Goodwill and other adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The income statements of foreign entities are translated into euro at exchange rates approximating those ruling at the time of the transactions. The balance sheets of foreign entities and the net investments in foreign entities in the Company accounts are translated into euro at the exchange rates prevailing at the balance sheet date. Exchange differences arising on translation are credited or charged to a cumulative translation reserve in the shareholders' equity.

e. Intangible Assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associated company at the date of the acquisition. Goodwill arising on or after January 1, 2000, is reported in the balance sheet as an intangible asset and is amortised using the straight-line method over its estimated useful life not exceeding

20 years. Goodwill that arose prior to January 1, 2000, was charged in full to retained earnings. Such goodwill has not been retroactively capitalised and amortised.

The carrying amount of goodwill is reviewed annually and written-down where necessary for permanent impairment.

For divestments of entities acquired prior to January 1, 2000, the goodwill previously charged to retained earnings is not included in the gain or loss from the divestment.

Trademarks and Tradenames

The value of trademarks and tradenames acquired is capitalised and amortised over the period of their estimated useful lives, not exceeding 20 years.

f. Tangible Fixed Assets

Tangible fixed assets are stated at cost less depreciation. Fixed assets not for operational use are carried at the lower of net book value or estimated net realisable value.

Depreciation is calculated on the straight-line method to write off the cost of individual assets to their residual values over their estimated useful life as follows:

Buildings	20 - 30 years
Machinery and equipment	5 - 10 years
Motor vehicles	3 - 5 years
IT hardware and software	3 - 7 years
Leasehold improvements	over the term of related lease

Land is not depreciated. Interest costs incurred in the construction stage of projects are capitalised.

g. Financial Fixed Assets

Subsidiaries, associated companies and joint venture participations are carried at net asset value in the Company accounts.

The Company's share in the undistributed earnings of subsidiaries, associated companies and joint ventures is taken to retained earnings, except in cases where the Company is unable to secure payment of dividend. In such cases the share in undistributed earnings is taken to a legal reserve.

Participations of less than 20% equity interest are carried at cost less a provision for permanent impairment in value, if any. Income derived from these participations is recognised only when dividends are received.

h. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on either the first-in first-out or the weighted average purchase price method, and includes all costs incurred in bringing the goods to their present location.

i. Marketable Securities

Marketable securities held as current assets are stated at the lower of cost or market value. Income thereon is recognised using the accrual basis of accounting.

j. Provisions

Provisions are made for actual legal or constructive obligations existing at the balance sheet date arising from past events, which will be settled in the future.

The Company and its subsidiaries maintain pension plans covering the majority of its employees. Pension plans include defined benefit and defined contribution schemes. Funding policy varies according to local practice and regulations and varies from fully funded arrangements to unfunded plans. Periodic pension costs and pension liabilities are determined by actuarial valuations following local practice and regulations. Certain of the Company's subsidiaries provide warranties on products sold. Provision is made for the estimated costs arising under these warranties.

k. Taxes

Taxes on income are accrued in the same period as the revenues and expenses to which they relate.

Deferred taxes are provided using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial purposes, except for those differences related to investments in subsidiaries where their reversal will not take place in the foreseeable future. Provision for taxes, which could arise on the remittance of retained earnings related to subsidiaries, is only made when there is a current intention to remit such earnings. Currently enacted statutory rates are used to determine deferred taxes.

The principal temporary differences arise from depreciation on Buildings, Plant and Machinery, provisions for restructuring which are only deductible for tax purposes when the actual expenses are incurred and tax losses carried forward. Deferred tax assets relating to the carry-forward of unused tax losses are recognised to the extent it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

l. General

Unless otherwise indicated, assets and liabilities are carried at their nominal value.

m. Net Sales

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of sales taxes and discounts, and after eliminating sales within the Group.

n. Consolidated Statement of Cash Flows

The consolidated statement of cash flows is prepared using the indirect method.

Balance sheet and profit and loss items are adjusted for changes which have no influence upon receipts and payments during the year. Cash flows relating to extraordinary items are disclosed separately.

Cash and cash equivalents comprise cash in hand, deposits held with banks and investments in money market instruments net of amounts drawn under short-term credit facilities.

o. Change in accounting policies

Prior to January 1, 2001, financial statements of subsidiaries whose operations were to be discontinued or divested were not consolidated. The net asset value of those subsidiaries, including a provision to cover the costs of discontinuation or divestment, was carried in the consolidated balance sheet within Financial Fixed Assets. With effect as from January 1, 2001, the Guidelines for Annual Reporting in the Netherlands were amended such that exclusion of subsidiaries to be divested or discontinued from consolidation is no longer permitted. Accordingly, the consolidated financial statements now include all subsidiaries as described under (b) above, "Basis of Consolidation". As a result of this change in accounting policy, total assets at January 1, 2001 increased by EUR 28.8 million as compared to the previous policy.

Participations in joint ventures are now accounted for as associated companies under the equity method of accounting as described under (c) above, "Investments in associated companies and joint ventures". Prior to January 1, 2001 participations in joint ventures were consolidated in proportion to the equity interest held. The effect of this change on the consolidated financial statements is not considered material.

Gains or losses resulting from the sale of land and buildings are now accounted for as Other operating income. Prior to January 1, 2001 such gains or losses were accounted for as extraordinary results. The gain from the sale of land and buildings for the year ended December 31, 2001 was EUR 3.2 million (2000: EUR 2.1 million). The comparative figures have not been restated for this change.

Non-current Assets

3 Intangible Assets

(EUR 000's)	Goodwill	Trademarks and Tradenames	**Total 2001**	Total 2000
Net book value at January 1	550,365	9,177	**559,542**	16,334
Additions	141,592	-	**141,592**	560,824
Disposals	(68)	(166)	**(234)**	(5,493)
Intangible assets of divested and discontinued subsidiaries	-	-	**-**	(1,721)
Amortisation	(36,012)	(396)	**(36,408)**	(12,364)
Effect of movement in foreign exchange rates	13,673	9	**13,682**	1,962
Net book value at December 31	669,550	8,624	**678,174**	559,542
Cost	717,277	11,739	**729,016**	573,425
Accumulated amortisation	(47,727)	(3,115)	**(50,842)**	(13,883)
Net book value at December 31	669,550	8,624	**678,174**	559,542

Additions to goodwill during 2001 includes approximately EUR 25 million for fair value adjustments and earn-out payments relating to the acquisitions made in 2000.

4 Tangible Fixed Assets

(EUR 000's)	Land and Buildings	Plant and Machinery	Office and Computer Equipment	Other Operating Fixed Assets	**Total 2001**	Total 2000
Net book value at January 1	165,086	56,509	74,593	32,572	**328,760**	338,878
Fixed assets of acquired subsidiaries	7,057	3,995	1,607	893	**13,552**	78,177
Fixed assets of divested and discontinued subsidiaries	-	-	(1,373)	-	**(1,373)**	(105,446)
Effect of movement in foreign exchange rates	2,016	213	1,051	(275)	**3,005**	677
Additions	15,544	20,475	91,073	14,793	**141,885**	99,016
Disposals	(27,093)	(2,353)	(6,849)	(7,181)	**(43,476)**	(21,120)
Depreciation	(9,428)	(14,641)	(29,318)	(8,469)	**(61,856)**	(61,422)
Reclassifications	(1,995)	300	2,851	(1,156)	**-**	-
Net book value at December 31	151,187	64,498	133,635	31,177	**380,497**	328,760
Cost	228,140	158,020	352,031	59,787	**797,978**	699,256
Accumulated depreciation	(76,953)	(93,522)	(218,396)	(28,610)	**(417,481)**	(370,496)
Net book value at December 31	151,187	64,498	133,635	31,177	**380,497**	328,760

The current value of land and buildings has been estimated at EUR 190 million (2000: EUR 192 million), or EUR 39 million above book value.

Included within the caption "Office and Computer Equipment" at December 31, 2001 are capitalised costs of EUR 55 million incurred in the development of the PPS division's common ERP software.

The amount of interest capitalised within tangible fixed assets at December 31, 2001 is EUR 0.9 million (2000: nil).

At December 31, 2001, there were outstanding capital commitments amounting to approximately EUR 30 million. This commitment includes approximately EUR 25 million for the Group's implementation of a common IT platform which will be spent over the next four years.

5 Financial Fixed Assets

(EUR 000's)	2001	2000
Non-consolidated subsidiaries		
At January 1	**2,549**	1,342
Effect of movement in foreign exchange rates	**-**	431
Add: subsidiaries to be divested	**-**	50,240
investments	**-**	26
Less: results and write-downs	**-**	(50,190)
Transfers	**(2,549)**	700
At December 31	**-**	2,549
Associated companies (20% - < 50%)		
At January 1	**11,009**	39,247
Effect of movement in foreign exchange rates	**694**	1,138
Add: investments	**900**	2,727
acquisitions	**-**	2,092
share in net income for the year	**3,762**	4,722
transfer from consolidated subsidiaries	**13,900**	-
Less: sale of participations	**(759)**	(11,754)
dividends received / repayment of invested capital	**(5,403)**	(27,163)
At December 31	**24,103**	11,009
Other investments (< 20%)		
At January 1	**3,873**	3,771
Effect of movement in foreign exchange rates	**180**	99
Add: investments	**135**	1,439
acquisitions	**-**	948
Less: sale of investments	**(343)**	(1,909)
write-down of carrying value	**(3,057)**	(6)
Transfers	**-**	(469)
At December 31	**788**	3,873

(EUR 000's)		2001	2000
Other receivables			
At January 1		**11,429**	60,619
Effect of movement in foreign exchange rates		**479**	68
Add:	new receivables	**4,127**	11,152
	acquisitions	**422**	4,775
	receivables from associated companies	**1,024**	-
Less:	other receivables of divested subsidiary	**-**	(48,058)
	settlements	**(762)**	(17,127)
At December 31		**16,719**	11,429
Total financial fixed assets		**41,610**	28,860

Included in the amount on the line "transfer from consolidated subsidiaries" within Associated companies during 2001, is the net equity of the former subsidiaries Codis and Sonigem. In respect of Codis the amount is equal to the net equity at the date on which the company's assets were contributed into a joint venture, Pluz B.V. Both of these former subsidiaries are now accounted for as associated companies.

Other receivables comprise amounts due from third parties in respect of deferred proceeds of disposals, interest bearing loans to customers and other long-term receivables or prepayments.

Other receivables of divested subsidiary in 2000 reflects other receivables that were included in A.R.M.-Stokvis Automotive. This company was divested in 2000.

Current Assets

6 Inventories

(EUR 000's)	2001	2000
Finished goods	**959,855**	1,019,143
Inventories have been stated net of a provision, to reduce cost to estimated realisable value, of	**80,979**	84,328

7 Trade receivables

(EUR 000's)	2001	2000
Trade debtors	**1,388,414**	1,362,415
Trade debtors have been stated net of a provision for doubtful accounts receivable of	**63,632**	65,010

The provision for doubtful accounts receivable has been calculated on a consistent basis, with reference to specific receivables taking into account ageing and credit risks.

8 Other receivables and prepayments

(EUR 000's)	2001	2000
Other receivables	**66,018**	87,135
Prepayments	**68,901**	45,228
	134,919	132,363

9 Shareholders' Equity

(EUR 000's)	2001	2000
Shareholders' equity at January 1	**835,470**	484,424
Net profit for the year	**153,479**	386,676
Exercise of stock dividend option	**25,100**	38,272
Proceeds from capital premium, net of capital tax	**-**	1,670
Interim dividend paid	**(27,037)**	(25,719)
Proposed dividends on ordinary shares	**(56,240)**	(55,728)
Dividend on cumulative preference shares	**(2,340)**	(2,160)
Purchase of ordinary shares	**-**	(1,412)
Effect on equity from movement in foreign exchange rates	**14,548**	9,447
Shareholders' equity at December 31	**942,980**	835,470

The financial statements are prepared on the basis that all dividends will be paid in cash. The final dividend entitlement for 2000 was EUR 0.52 per share in cash or, at the option of the shareholders, 1/49 of a Hagemeyer share. Ultimately through the exercise by some shareholders of their 2000 stock dividend option, 985,077 shares were issued in lieu of cash dividends totalling EUR 25,100,000.

The effect on equity from the movement in foreign exchange rates shown in the equity reconciliation includes a tax credit of EUR 1.5 million (2000: tax charge of EUR 2.9 million).

Options to purchase ordinary shares of nominal value EUR 1.20 have been granted to senior executives including the Board of Management. During 2001, no share options were exercised. As a result of option holders leaving the employment of the Group, 70,554 options were cancelled.

Grants of options are generally subject to terms which prevent them from being exercised in the three years following the date of grant. Following this initial three year period, the options provide an exercise period of five years.

The position of the option programme at the beginning and end of 2001 respectively was as follows:

Year of Grant	Number of shares based on outstanding options 01-01-01	31-12-01	Exercise Price (EUR)	Expiration Date
1996	12,000	-	26.21	May 9, 2001
1997	26,500	22,500	45.11	September 16, 2002
1998	60,000	40,000	23.37	March 6, 2002
	16,500	12,500	30.63	September 2, 2003
	53,544	41,460	43.93	April 22, 2003
1999	64,521	64,181	26.85	February, 2007
	3,616	3,480	26.85	March 4, 2004
	18,000	18,000	26.85	May 31, 2002
	41,000	33,000	22.10	September 1, 2007
	4,000	4,000	22.10	May 31, 2002
2000	5,505	5,297	17.47	February 28, 2005
	190,000	182,000	20.00	February, 2008
	32,555	31,093	17.47	February, 2008
2001	-	301,000	20.00	March 6, 2006
	-	12,676	23.90	March 6, 2006
	-	171,000	20.00	March 6, 2009
	-	12,000	23.90	March 6, 2009
	527,741	954,187		

At the end of 2001 the members of the Board of Management held stock options as follows:

	Total number of outstanding options end of 2001	Exercise price (lowest - highest)
R. ter Haar (Chairman)	175,000	EUR 20.00 - EUR 26.85
J.H. Riddell	70,000	EUR 20.00
E.H.M. van den Assem	100,000	EUR 20.00
G.L. Pickles	137,000	EUR 20.00 - EUR 43.93

For the year 2001 the following number of options has been allocated to the members of the Board of Management:

R. ter Haar (Chairman)	70,000
J.H. Riddell	50,000
E.H.M. van den Assem	50,000
G.L. Pickles	50,000

10 Subordinated Debt

The Group's subordinated debt facility bears interest at a floating rate of interest determined by reference to EURIBOR. Amounts drawn under the facility are subordinated obligations of the Company and Hagemeyer Ireland plc and rank pari passu with any present or future subordinated obligations. The facility expires in June, 2005.

11 Provisions

(EUR 000's)	Reorg. & Restructuring	Deferred taxes	Pensions	Warranties	Other	**Total 2001**	Total 2000
At January 1	123,076	19,631	42,472	15,423	35,105	**235,707**	189,130
Provisions of subsidiaries formerly deconsolidated	32,101	-	-	-	-	**32,101**	(29,015)
Acquisitions	3,471	128	3,578	-	3,421	**10,598**	58,873
Transfers	(4,710)	(1,208)	-	(924)	(1,021)	**(7,863)**	(4,777)
Effect of movement in foreign exchange rates	1,846	693	(601)	194	860	**2,992**	202
Amounts charged to the profit and loss account	54,112	17,133	1,303	5,294	765	**78,607**	115,794
Amounts utilised	(106,878)	-	(1,407)	(8,296)	(8,540)	**(125,121)**	(87,615)
Amounts released to the profit and loss account	(3,640)	-	(5,780)	(86)	(846)	**(10,352)**	(6,885)
At December 31	99,378	36,377	39,565	11,605	29,744	**216,669**	235,707

Approximately EUR 66 million of the provisions will be expended within one year.

Charges to the profit and loss account during 2001 for restructuring and reorganisation include an extraordinary charge of EUR 35 million for the global headcount reduction programme announced in November 2001. In addition to this amount there are extraordinary charges in Tech Pacific related to restructuring in Australia and extraordinary charges in HCL related primarily to the exit of all non-Puma agencies in Japan.

The amount utilised from the restructuring and reorganisation provision during 2001 includes approximately EUR 56 million relating to the restructuring of the PPS division. This covers costs incurred in the course of the reorganisation of the PPS division and includes amounts for exiting surplus properties, write-off of obsolete assets as part of the restructuring of the logistics operations, rationalisation of the branch network and amounts paid for severance. Amounts utilised during 2001 also include EUR 32 million for costs related to the discontinued or divested operations of Computerij Groep and Freetime which were originally provided in 1999 and 2000.

Amounts released to the profit and loss account during the year represent excess restructuring and reorganisation provisions and pensions obligations which were formed in prior years.

The movement in deferred tax assets and liabilities during the year was as follows:

(EUR 000's)	2001	2000
Deferred tax assets		
At January 1	**65,737**	8,351
Effect of movement in foreign exchange rates	**1,285**	2,023
Acquisitions	**4,651**	6,050
Amounts credited to the profit and loss account:		
Ordinary profit	**4,776**	2,276
Extraordinary profit	**5,113**	29,360
Tax assets of divested and discontinued subsidiaries	**527**	(1,744)
Transfer (to) / from deferred tax liabilities	**(1,482)**	19,421
At December 31	**80,607**	65,737
Deferred tax liabilities		
At January 1	**(19,631)**	(117)
Effect of movement in foreign exchange rates	**(693)**	637
Acquisitions	**(128)**	(1,890)
Amounts (charged) / credited to the profit and loss account:		
Ordinary profit	**(16,868)**	(8,294)
Extraordinary profit	**(265)**	1,568
Tax liabilities of divested and discontinued subsidiaries	**-**	6,835
Transfer (from) / to current taxes payable	**(274)**	1,051
Transfer to / (from) deferred tax assets	**1,482**	(19,421)
At December 31	**(36,377)**	(19,631)
Net deferred tax asset	**44,230**	46,106

Deferred tax assets and liabilities at December 31 are attributable to the following items:

(EUR 000's)	2001	2000
Deferred tax assets		
Reorganisation and restructuring provisions	**13,761**	17,593
Tax loss carry forwards	**34,725**	19,799
Deductible temporary differences on accounts receivable and inventory provisions	**12,057**	13,148
Other deductible temporary differences	**20,064**	15,197
	80,607	65,737
Deferred tax liabilities		
Taxable temporary differences on accounts receivable and inventory valuation	**(8,605)**	(6,133)
Accelerated tax depreciation of fixed assets	**37**	(2,008)
Other taxable temporary differences	**(27,809)**	(11,490)
	(36,377)	(19,631)
Net deferred tax asset	**44,230**	46,106

Approximately EUR 17 million of the deferred tax assets will be utilised within one year.

12 Long-Term Debt

(EUR 000's)	2001	2000
Guaranteed Long-Term Senior Notes	**49,052**	58,171
Amounts due under long-term credit facilities	**636,414**	514,357
Bank loans	**47,941**	7,524
Loans from other institutions	**5,364**	9,078
	738,771	589,130
Less: Amounts repayable within one year	**(28,083)**	(13,054)
	710,688	576,076

The Guaranteed Long-Term Senior Notes comprise USD 43,200,000 (2000: USD 54,000,000) of long-term senior notes. These notes were issued to private investors in 1993. The notes were issued in three tranches with the final amount repayable in 2005. The notes, issued by HNV Finance Limited, carry an effective interest rate of 6.03% and are guaranteed in full by Hagemeyer N.V. Bank loans and loans from other institutions, which relate primarily to capitalised lease commitments, bear interest at a fixed rate.

The total amount of liabilities repayable after five years amounts to EUR 8,395,000 (2000: EUR 7,041,000). The Group's debt agreements are on an unsecured basis. They contain provisions regarding the maintenance of certain financial ratios and a minimum level of risk bearing capital.
The Group has complied with all such provisions and other commitments.

Amounts due under the Group's long-term credit facilities bear interest at fixed rates over EURIBOR and LIBOR. These facilities are committed for terms over one year's duration and are classified as long-term debt.

13 Trade payables and other current liabilities

(EUR 000's)	2001	2000
Trade creditors	**872,566**	879,344
Corporate taxes	**74,838**	71,477
Other taxes and social security	**22,914**	23,303
Pension premiums	**4,923**	5,043
Other creditors	**77,134**	92,644
Accrued liabilities	**175,679**	166,528
Supervisory Board remuneration	**25**	180
Proposed dividends	**58,539**	57,888
	1,286,618	1,296,407

14 Financial Instruments and other Commitments and Contingencies

Interest Rate Risk Management

The Group uses interest rate swaps and other instruments to manage its net exposure to interest rate changes. At December 31, 2001 and 2000, the Group had outstanding interest rate swaps with notional amounts totalling EUR 190 million and EUR 93 million, respectively. Effectively, these agreements converted variable rate notes into fixed rate instruments. These agreements expire within two years.

Foreign Exchange Risk Management

The primary focus of the Group's foreign exchange risk management is to reduce earnings volatility, principally through the use of forward exchange contracts to cover the cost of goods purchased in foreign currencies and, in certain instances, the dividend flows from subsidiaries. The principal hedge currencies are US dollars, British pounds, Australian dollars and Japanese yen. In addition, the Group as a whole follows a policy of broadly equating borrowings denominated in each major currency by reference to the group debt/EBITDA multiple. At December 31, 2001, the Group had outstanding average rate foreign exchange forward contracts with notional amounts totalling USD 20 million. The carrying value of these contracts approximate their fair value at the balance sheet date.

Credit Concentrations

The Group continually monitors its positions with, and the credit quality of the financial institutions which are counterparties to its off-balance sheet financial instruments and does not anticipate non-performance by the counterparties. The Group enters into off-balance sheet transactions only with financial institutions which are major providers of bank credit to the Group. Off-balance sheet transactions consist of interest rate swaps mentioned under "Interest Rate Risk Management" above. The Group's trade receivables do not represent significant concentrations of credit risk at December 31, 2001, due to the wide variety of customers and markets into which the Group's products are sold.

Other Commitments and Contingencies

The total of rent and lease commitments at December 31, 2001, amounted to EUR 775 million (2000: EUR 621 million) of which EUR 131 million is due in 2002.

Pursuant to article 403, Book 2 of the Netherlands Civil Code, the Company has guaranteed the liabilities of the majority of its Dutch subsidiaries. A complete listing of these subsidiaries has been filed at the Chamber of Commerce in Hilversum.

Other commitments and contingent liabilities consisting of bank guarantees, including the guarantee of the USD 43,200,000 Long-Term Senior Notes referred to in Note 12, taxes and other claims were consistent with normal business practice and the Group's financial position.

During 2000 the Group disposed of its investment in the Freetime group of companies. As part of this transaction the Company guaranteed certain funding obligations of the purchaser and the Freetime group.

During 1999 and 2000, Manudax N.V., a 100% owned Belgian subsidiary of the Group, received assessments for VAT in connection with allegedly fraudulent transactions entered into by former employees of the company during the period beginning in late 1996 until early 1998. These assessments are being contested by the company. In the opinion of management, after taking appropriate legal advice, the outcome of this case will not have a material impact on the financial position of the Group.

Group subsidiaries are engaged in various legal actions arising in the ordinary course of business. In the opinion of management after taking appropriate legal advice, the outcome of such actions will not have a material impact on the financial position of the Group.

During 2000, the trustees of "Stichting Pensioenfonds Sagittarius" in the Netherlands decided to reimburse part of that pension fund's surplus to its members and the fund sponsor, Hagemeyer N.V. In 2001 a pre-tax amount of EUR 26.4 million was received by the Group. Subject to certain funding ratios being maintained by the pension fund and approval by the trustees of the fund, the Group will receive a further refund in 2002.

15 Segment Information

The Group is organised on a worldwide basis in two main business segments – Professional Products and Services (PPS) and Information Technology Products and Services (ITPS). All other activities comprising agency businesses in the Netherlands and Asia-Pacific and consumer electronics in the United States of America and Canada are grouped under Other Businesses.

There are no sales or other transactions between the business segments. Segment assets consist primarily of tangible fixed assets, intangible assets including goodwill, inventories and receivables. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Investments in tangible and intangible fixed assets comprise buildings, machinery, office and computer equipment and goodwill arising on acquisitions.

Segment results	PPS		ITPS		Other Businesses		Corporate		Group	
(EUR millions)	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Sales	6,195.5	4,911.7	1,737.8	2,003.3	902.4	1,297.4	-	-	8,835.7	8,212.4
EBITA	300.7	244.5	26.6	29.0	79.0	99.6	(33.4)	(20.3)	372.9	352.8
Amortisation of goodwill	(35.5)	(11.5)	-	-	(0.3)	(0.1)	-	-	(35.8)	(11.6)
Operating profit	265.2	233.0	26.6	29.0	78.7	99.5	(33.4)	(20.3)	337.1	341.2
Share in pre-tax results of associated companies	0.5	0.5	(0.4)	-	4.8	5.3	-	-	4.9	5.8
Financial expense - net									(75.3)	(64.6)
Ordinary profit before taxes									266.7	282.4
Taxes									(61.3)	(57.0)
Minority interest									(2.1)	(2.2)
Ordinary profit after taxes									203.3	223.2
Net extraordinary income / (expense) after taxes									(49.8)	163.5
Net profit									153.5	386.7
Segment assets and liabilities										
Segment assets	2,839.9	2,549.5	304.1	461.9	296.8	339.3	74.2	38.4	3,515.0	3,389.1
Associates	7.3	6.4	9.1	-	7.7	4.6	-	-	24.1	11.0
Unallocated assets									180.4	166.3
Consolidated total assets									3,719.5	3,566.4
Segment liabilities	944.4	982.8	172.3	215.5	95.5	147.6	-	-	1,212.2	1,345.9
Unallocated liabilities									1,564.3	1,385.1
Consolidated total liabilities									2,776.5	2,731.0
Other segment information										
Additions in tangible fixed and intangible assets	263.0	604.8	10.0	23.1	10.5	31.4	-	-	283.5	659.3
Depreciation and amortisation	82.5	49.5	4.7	5.5	10.8	13.7	-	-	98.0	68.7

The Group operates in five main geographical segments:

The Netherlands is the home country of the Company - the areas of operation are mainly distribution of electrical materials and other MRO products and the operation of agency businesses of premium brands in consumer electronics and photographic and imaging equipment.

Other European countries – the areas of operation are the distribution of electrical materials and other MRO products and the provision of Integrated Supply services.

The Americas – the main areas of operations are the distribution of MRO products including electrical materials, health and safety products and services, and the provision of Integrated Supply services. The Group also markets and distributes consumer electronics products under proprietary brands.

Australia (including New Zealand) – the main areas of operation are the distribution of electrical materials and other MRO products, the distribution of information technology and communication products and the operation of various agency businesses of consumer products.

Other Asia-Pacific – the main areas of operation are the distribution of information technology and communication products and the operation of various agency businesses in consumer products.

Sales revenue is based on the geographic segment in which the customer takes delivery of goods. Total assets and capital expenditure are shown by the geographic segment in which the assets are located.

(EUR millions)		Sales	Assets	Additions in tangible fixed and intangible assets	Average number of employees
Netherlands	2001	531.4	219.7	52.1	1,308
	2000	845.5	266.3	35.8	1,785
Other Europe	2001	3,712.7	1,550.7	162.6	12,302
	2000	3,530.9	1,310.4	157.2	10,987
Americas	2001	1,924.0	942.3	44.0	5,919
	2000	1,354.9	899.8	302.2	3,947
Australia	2001	1,165.3	481.9	18.3	2,578
	2000	1,079.5	592.8	159.0	1,777
Other Asia-Pacific	2001	1,502.3	320.4	6.5	2,207
	2000	1,401.6	319.8	5.1	2,605
Total	2001	8,835.7	3,515.0	283.5	24,314
	2000	8,212.4	3,389.1	659.3	21,101

16 Operating Expenses excluding amortisation of goodwill

(EUR 000's)	2001	2000
Selling expenses	**792,256**	712,192
Shipping and warehousing expenses	**404,649**	368,343
Administrative expenses	**308,473**	298,450
	1,505,378	1,378,985

Charged in arriving at operating profit:		
Staff expenses:		
Salaries and wages	**781,833**	667,639
Pension premiums	**22,692**	27,699
Other social security premiums	**92,565**	87,144
	897,090	782,482

The average number of employees during 2001 was 24,314 (2000: 21,101). The number of permanent employees at December 31, 2001 was 22,600 (2000: 22,916).

Depreciation / amortisation:		
Goodwill	**35,849**	11,597
Other intangible assets	**396**	767
Tangible fixed assets	**61,738**	56,294
	97,983	68,658

In 2001, an additional EUR 118,000 (2000: EUR 5,128,000) of depreciation and an additional amount of EUR 163,000 (2000: nil) of amortisation were charged as part of extraordinary expense.

17 Other Operating Income - net

Other operating income, net of expense, totalling EUR 6,862,000 (2000: EUR 2,208,000), consists of commissions from insurance, rent received, profits and losses on disposal of fixed assets and similar income.

18 Financial Expense - net

(EUR 000's)	2001	2000
Financial income:		
Interest income	**8,941**	9,159
Income from other investments	**35**	221
Foreign exchange differences - net	**3,235**	-
	12,211	9,380
Financial expenses:		
Interest and similar charges	**(87,542)**	(71,985)
Foreign exchange differences - net	**-**	(1,983)
	(75,331)	(64,588)

19 Taxes

(EUR 000's)	2001	2000
The Group's tax expense consists of the following:		
Current taxes	**(48,002)**	(49,938)
Deferred taxes (see note 11)	**(12,092)**	(6,018)
Share of tax of associates	**(1,175)**	(1,075)
	(61,269)	(57,031)

The difference between the Group's overall expected tax rate (the weighted average statutory tax rate based on the result before tax of each subsidiary) and the effective tax rate arises due to the following:

	2001	2000
Expected tax rate	**21.5 %**	22.2 %
Tax losses not recognised during the year	**4.0 %**	- %
Utilisation of tax losses	**(1.5)%**	(0.9)%
Items not deductible for tax purposes	**2.0 %**	1.9 %
Other	**(3.0)%**	(3.0)%
Effective tax rate	**23.0%**	20.2 %

At December 31, 2001 the Group had consolidated tax losses of EUR 275 million (2000: EUR 189 million) to carry forward against future taxable income. A deferred tax asset (see note 11) has been recognised representing the benefit of EUR 88 million (2000: EUR 76 million) of this loss carry-forward. Of the total amount of tax losses available EUR 125 million may be carried forward indefinitely.

20 Compensation Supervisory Board and Board of Management 2001

Supervisory Board

The Supervisory Board's compensation for the year 2001 amounted to EUR 122,500 (2000: EUR 180,000). The compensation for 2000 included the compensation for messrs. Roef and Van der Hagen, both of whom have now retired from the Supervisory Board.

The compensation of the members of the Supervisory Board for 2001 was as follows:

(EUR 000's)	
P.J. Kalff (Chairman)	35.0
D.G. Eustace (Vice-chairman)	31.5
T.Y. Yasuda	28.0
W.F. Th. Corpeleijn	28.0
	122.5

Board of Management

The base salary of the members of the Board of Management for 2001 was as follows:

(EUR 000's)	
R. ter Haar (Chairman)	590
J.H. Riddell	431
E.H.M. van den Assem	431
G.L. Pickles	399

The total compensation paid to the Board of Management in 2001 amounted to EUR 3,604,000 (2000: EUR 3,315,000). This includes bonuses paid in that year, related to the financial year ended December 31, 2000. Bonuses related to the financial year ended December 31, 2001 will be payable in 2002. The maximum annual bonus payable is 80% of the base salary. The most significant portion of the bonus is directly linked to the financial results of the Group. Bonuses related to 2001 are expected to be significantly lower than the bonuses relating to the financial year 2000.

Effective January 1, 2001, as part of the Group's 'shareholder value-management initiative', a medium term (3 year) bonus plan has been implemented for the Board of Management and senior management of operating companies. This gives management an extra incentive to achieve a stable growth in the Group's financial results.

The members of the Board of Management also participate in the stock option program that exists for senior management (see note 9).

21 Net Extraordinary (Expense) / Income after Taxes

(EUR 000's)	2001	2000
Refund from Sagittarius Pension Fund	**26,443**	28,018
Gain on sale of subsidiaries, participations and investments	**-**	237,693
Sale of real estate	**-**	2,131
	26,443	267,842
Restructuring charge - Global headcount reduction	**(35,000)**	-
Restructuring charge - Hagemeyer Electrical Group	**(5,774)**	-
Restructuring charge and extraordinary expenses - Tech Pacific	**(27,419)**	(16,461)
Other extraordinary costs	**(7,582)**	(10,541)
Restructuring charge - PPS	**-**	(57,000)
Costs incurred and provisions made for the divestment/discontinuation of Computerij Groep	**-**	(54,474)
	(75,775)	(138,476)
	(49,332)	129,366
Taxes	**(453)**	34,096
Net Extraordinary (Expense) / Income after Taxes	**(49,785)**	163,462

Refund from Sagittarius Pension Fund

During the first half of 2000, the Trustees of Stichting Pensioenfonds Sagittarius in the Netherlands decided to reimburse a part of that pension fund's surplus to its members and the fund sponsor, Hagemeyer N.V. The amount received in the first half of 2001 was the second of three instalments, which are due to be reimbursed. The third instalment is due in the first half of 2002 and will be paid subject to certain funding ratios being maintained by the pension fund.

Restructuring charge - Global headcount reduction

In response to deteriorating economic conditions during the second half of 2001, the Group undertook a series of cost reduction initiatives including a global headcount reduction programme. This programme, a significant portion of which has already been implemented, will result in the redundancy of approximately 2,000 employees. The costs of this programme have been charged as extraordinary in the second half of 2001.

Restructuring charge - Hagemeyer Electrical Group

Following the acquisition of Hagemeyer Electrical Group in Australia in the second half of 2000 a number of steps were completed to restructure the company's operations including the divestment of non-core manufacturing activities and the unprofitable wholesale operations in New Zealand. In the second half of 2001, the company completed the separation of the distribution and other back office activities from the former owner's shared services, the rationalisation of the company's regional structure and the exit from the non-core re-seller operations. The cost associated with these restructuring steps has been recorded as extraordinary.

Restructuring charge and extraordinary expenses - Tech Pacific

The charge for Tech Pacific covers the following items:

- In the first half of 2001, the Australian insurance group HIH, Tech Pacific's credit insurance provider, filed for receivership and subsequently went into liquidation. A charge of EUR 4.5 million to provide for the outstanding claims in full was taken in the first half of 2001 and classified as extraordinary.
- The severe downturn in the Australian ICT market led to a restructuring of the company's operations to reduce the cost base in that country. A charge of EUR 7.4 million covering the exit from excess premises was taken in the second half of 2001. Costs for staff redundancies related to this restructuring are included in the charge for the global headcount reduction programme above.
- The low levels of activity now being experienced in the ICT industry led to the revaluation and subsequent decision to cease the implementation of new IT systems at Tech Pacific. Development costs capitalised during the project of EUR 5.7 million have been written off in the second half of 2001.
- In the second half of 2001, the Group approved a plan for Tech Pacific to exit from its activities in the Philippines. A charge of EUR 3.9 million to provide for costs of this exit was made in the second half of 2001. The exit is expected to be complete in the first half of 2002.
- Costs of EUR 5.9 million associated with the cessation of the divestment of the Tech Pacific group were charged as extraordinary in the second half of 2001.

Other extraordinary costs

This item includes costs sustained by HCL in exiting from unprofitable agency businesses including a charge for costs to exit from all non-Puma businesses in Japan. The exit from non-Puma businesses in Japan, which was approved by the Group in December 2001 and announced in February 2002, will be completed before the end of 2002. Also included herein is the write-off made in the first half of 2001 of the Group's minority investment in supplyFORCE.com.

Notes to the Company Accounts

Non-current Assets

22 Intangible Assets

(EUR 000's)	2001	2000
Trademarks and Tradenames		
Net book value at January 1	-	5,296
Amortisation	-	(221)
Disposals	-	(5,075)
Net book value at December 31	-	-
Cost	-	3,399
Accumulated amortisation	-	(3,399)
Net book value at December 31	-	-
Goodwill		
Net book value at January 1	7,117	-
Effect of movement in foreign exchange rates	325	218
Additions	1,889	7,183
Amortisation	(442)	(284)
Net book value at December 31	8,889	7,117
Cost	9,615	7,401
Accumulated amortisation	(726)	(284)
Net book value at December 31	8,889	7,117

23 Tangible Fixed Assets

(EUR 000's)	2001	2000
Net book value at January 1	3,311	968
Additions	34,995	2,907
Depreciation	(768)	(536)
Disposals	(3)	(28)
Net book value at December 31	37,535	3,311
Net Cost	39,616	4,785
Accumulated depreciation	(2,081)	(1,474)
Net book value at December 31	37,535	3,311

Included in the net book value at December 31, 2001 is EUR 37 million of capitalised costs incurred in the development of the PPS division's common ERP software. At December 31, 2001 there were outstanding capital commitments amounting to approximately EUR 25 million related to the implementation of a common IT platform across the Group, which will be spent over the next four years.

24 Financial Fixed Assets

(EUR 000's)		2001	2000
Subsidiaries			
At January 1		**847,225**	807,569
Effect of movement in foreign exchange rates		**21,350**	(23,109)
Add:	*investments, including conversion of loans*	**148,845**	102,315
	share in results for the year	**121,847**	233,875
	disposals / discontinuance	**20,291**	-
Less:	dividends received	**(368,945)**	(140,139)
	disposals / discontinuance	**-**	(132,894)
Transfers		**(4,603)**	(392)
At December 31		**786,010**	847,225
Associated companies			
At January 1		**3,022**	-
Effect of movement in foreign exchange rates		**249**	130
Add:	investments	**-**	2,458
	share in results for the year	**979**	434
Transfer		**4,589**	-
At December 31		**8,839**	3,022
Loans to subsidiaries			
At January 1		**732,590**	729,048
Effect of movement in foreign exchange rates		**17,741**	12,741
Add:	additional loans	**389,510**	161,978
Less:	settlements	**(97,348)**	(150,138)
	write-off of loans to subsidiaries	**(21,431)**	(21,039)
At December 31		**1,021,062**	732,590
Other receivables			
At January 1		**239**	286
Less:	settlements	**(239)**	(47)
At December 31		**-**	239
Total financial fixed assets		**1,815,911**	1,583,076

Current Assets

25 Receivables

(EUR 000's)	2001	2000
Receivables from subsidiaries	**21,634**	16,593
Other receivables and prepayments	**10,844**	38,275
	32,478	54,868

Shareholders' Equity, Provisions and Liabilities

26 Shareholders' Equity

(EUR 000's)	2001	2000
Authorised capital		
Ordinary shares	**480,000**	480,000
Cumulative preference shares	**120,000**	120,000
	600,000	600,000
Paid up and called up ordinary share capital		
At January 1	**128,603**	119,636
Increase in share capital from redenomination to euro	**-**	7,025
Stock dividend	**1,182**	1,942
At December 31	**129,785**	128,603
Paid up and called up cumulative preference share capital		
At January 1	**30,864**	29,178
Proceeds from capital premium	**-**	1,686
At December 31	**30,864**	30,864

(EUR 000's)	2001	2000
Share premium		
At January 1	**64,866**	73,849
Transfer to share capital and tax on capital premium received	**-**	(7,041)
Less: stock dividend	**(1,182)**	(1,942)
At December 31	**63,684**	64,866
Cumulative translation reserve		
At January 1	**32,675**	23,228
Effect of movement in foreign exchange rates	**14,548**	9,447
At December 31	**47,223**	32,675
Retained earnings		
At January 1	**578,462**	238,533
Net effect of stock and other prior year dividends	**25,100**	38,272
Transfer from net profit	**67,862**	303,069
Less: purchase of ordinary shares	**-**	(1,412)
At December 31	**671,424**	578,462
Shareholders' equity	**942,980**	835,470

Refer to Note 9 and 'Other Data' for further details.

The Company's share capital is denominated in euro. The authorised share capital amounts to EUR 600,000,000 divided into 400,000,000 ordinary shares with a nominal value of EUR 1.20 each and 100,000,000 cumulative preference shares with a nominal value of EUR 1.20 each.

Under existing tax legislation, all of the share premium account is distributable in shares free of Dutch income taxes.

27 Provisions

(EUR 000's)	2001	2000
Reorganisation and restructuring	**5,099**	5,279
Other	**8,753**	8,753
	13,852	14,032

Approximately EUR 12 million of the provisions will be expended within one year.

28 Current Liabilities

(EUR 000's)	2001	2000
Payables to subsidiaries	**551,298**	532,147
Amounts due under short-term credit facilities	**148,052**	40,643
Taxes and social security	**55,178**	43,471
Other creditors	**19,639**	16,142
Accrued liabilities	**5,277**	8,509
Supervisory Board remuneration	**25**	180
Proposed dividends	**58,539**	57,888
	838,008	698,980

Naarden, February 26, 2002

Supervisory Board

Board of Management

Other Data: Auditors' Report

To the Shareholders and Supervisory Board of Hagemeyer N.V.

We have audited the accompanying 2001 Annual Accounts on pages 41 to 76 of Hagemeyer N.V. These Annual Accounts are the responsibility of the Board of Management. Our responsibility is to express an opinion on these Annual Accounts based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the Annual Accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Accounts. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall Annual Accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Annual Accounts give a true and fair view of the financial position of the Company as at December 31, 2001 and of the results and cash flows for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Title 9, Book 2 of the Netherlands Civil Code.

PricewaterhouseCoopers N.V.
The Hague, February 26, 2002

Other Data: Articles of Association

Provisions in the Articles of Association and other relevant information.

Authorised capital

Shares

The authorised share capital amounts to EUR 600,000,000 and is divided into 400,000,000 ordinary shares in bearer form and 100,000,000 cumulative preference shares with a nominal value of EUR 1.20, entitled to cast one vote each, of which 108,154,783 ordinary shares and 25,720,000 cumulative preference shares were in issue on December 31, 2001. All ordinary shares in bearer form are represented by one single share certificate (the 'Necigef Global Note').

Cumulative preference shares

On October 10, 1995, 12,860,000 cumulative preference shares with a nominal value of NLG 5.00 (EUR 2.27) each were issued to Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Trust Office'). As a result of the 1:2 share split in 1997, this number of shares has doubled to 25,720,000 and the then nominal value has halved to NLG 2.50 (EUR 1.13). With the redenomination of the guilder to the euro in 2000, the nominal value of each issued share has been increased to a value of EUR 1.20. Holders of depositary receipts for cumulative preference shares have paid in an additional EUR 0.07 per share.

In 1995, the Trust Office issued depository receipts in exchange for the cumulative preference shares to a limited number of institutional investors. These depositary receipts are exchangeable for shares subject to certain restrictions. Up to and including October 4, 2005 an annual dividend of EUR 0.0888 will be payable on each cumulative preference share.

In compliance with the trust conditions the number of votes to which the Trust Office is entitled is limited to one/fifteenth of the total number of cumulative preference shares held by it. This factor of one/fifteenth represents the ratio between the market price of an ordinary share as per October 10, 1995 and the nominal value of the cumulative preference share on that date. In this way, the voting rights attached to the then 'cheaper' cumulative preference shares are aligned in the same economic proportion as the voting rights of the ordinary shares. In addition, the meeting of the depository receipt holders has been granted the right to direct the Trust Office in exercising its voting rights on the cumulative preference shares.

Issue of shares

Pre-emptive right

The General Meeting of Shareholders is the competent body to resolve to issue shares. It may delegate such authority to another corporate body. The General Meeting of Shareholders delegated the authority to the Board of Management. This delegated authority lapsed per January 11, 2002.
A resolution of the Board of Management to issue shares requires the approval of the Supervisory Board. Each holder of ordinary shares has a pro rata pre-emptive right to participate in an issue of ordinary shares. This pre-emptive right can be restricted or excluded by the General Meeting of Shareholders or another corporate body designated by the General Meeting of Shareholders.
Shareholders have no pre-emptive right with respect to shares issued for a non-cash contribution.

Purchase of shares

The General Meeting of Shareholders has authorised the Board of Management to cause the Company to acquire shares in its capital. This authorisation applies for a period of no longer than 18 months and is generally granted each year. A resolution by the Company to acquire shares in its capital requires the approval of the Supervisory Board.

Board of Management

The Company is managed and represented by a Board of Management, the members of which are appointed by the General Meeting of Shareholders. Appointment, suspension or dismissal other than as proposed by the Combined Meeting requires a shareholders' resolution adopted with a qualified majority of votes.

Supervisory Board

The Supervisory Board consists of three or more members appointed by the General Meeting of Shareholders. Appointment, suspension or dismissal other than as proposed by the Combined Meeting requires a shareholders' resolution adopted with a qualified majority of votes. The appointment and retirement of Supervisory Board members follow a rotation schedule based on four-year terms of office after which period Supervisory Board members can be re-appointed. Resolutions adopted by the Supervisory Board require a simple majority vote.

Combined Meeting

The Combined Meeting consists of the members of the Supervisory Board and the Board of Management. Resolutions adopted by the Combined Meeting require a simple majority vote.

General Meeting of Shareholders

The annual general meeting of shareholders will be held each year, no later than in the month of June. A general meeting of shareholders is convened by the Supervisory Board or the Board of Management. The announcement of the meeting will observe a minimum notice period of 15 days and shall specify the subjects to be discussed or shall state that these are available for examination at the corporate offices. Meetings will be held in Amsterdam and will be presided over by the Chairman of the Supervisory Board or his substitute. The annual general meeting will discuss the annual report, the adoption of the annual accounts and the discharge of the members of the Board of Management and the Supervisory Board. Resolutions require a simple majority vote unless the law or the Articles of Association require a larger majority. Minutes of the meeting will be taken and adopted by the chairman and secretary of the meeting. Shareholders and holders of depository receipts who solely or jointly represent one percent or more of the issued share capital may submit a proposal to put issues on the agenda.

Appropriation of profits

Dividend

From the profits a dividend on cumulative preference shares will first be distributed. Subsequently the Board of Management determines, with the approval of the Supervisory Board, what part of the profits is to be appropriated to reserves. The then remaining part of the profit will be at the disposal of the General Meeting of Shareholders. At the proposal of the Combined Meeting, the General Meeting of Shareholders can decide to make the dividend payable wholly or partly in shares. The Combined Meeting can decide to distribute an interim dividend.

Amendment of the Articles of Association

A resolution to amend the Articles of Association may only be adopted by the General Meeting of Shareholders with a simple majority vote upon a proposal to amend the Articles of Association by the Combined Meeting. In the event of absence of such a proposal from the Combined Meeting, the General Meeting of Shareholders may nevertheless resolve to amend the Articles of Association if this resolution is adopted with a majority of at least two-thirds of the votes cast, representing more than half of the issued capital.

The above is a simplified representation of the Company's Articles of Association and does not purport to be either exact or complete.

Supplementary Information: Exchange rates

The principal exchange rates vis a vis the euro, used in the preparation of the Annual Accounts are:

	As at December 31, 2001	As at December 31, 2000	Average during 2001	Average during 2000
UK pound	**0.611**	0.622	**0.621**	0.609
Japanese yen	**115.800**	107.000	**108.660**	99.425
US dollar	**0.881**	0.928	**0.893**	0.924
Australian dollar	**1.726**	1.675	**1.731**	1.588
Norwegian krone	**7.980**	8.260	**8.045**	8.112
Hong Kong dollar	**6.860**	7.240	**6.978**	7.192
Swedish krone	**9.315**	8.820	**9.251**	8.439
Chinese renminbi	**7.319**	7.677	**7.517**	7.639
Indian rupee	**42.000**	43.300	**42.039**	41.252

Supplementary Information: Information for shareholders

Communication

Hagemeyer values an active and open communication with shareholders and other stakeholders in the Company. On its website (www.hagemeyer.com) Hagemeyer provides a clear overview of the Group's strategy, activities, press releases and analysts presentations.
In 2001, presentations to the financial community were made, both in the Netherlands and abroad. Regular meetings with investors, analysts and the media form a key element in Hagemeyer's commitment to a clear and transparent presentation of the Group's activities.
The corporate magazine Sagittarius is published three times a year.

Listing and trading

The shares in Hagemeyer N.V. are listed on the stock exchange of Euronext in Amsterdam (symbol: HGM). Since 1996, the Hagemeyer share has been included in the composition of the AEX-index. The average daily trading volume of ordinary shares for the year 2001 was 552,637 (2000: 876,857). In 2001, 88,132 call options and 63,707 put options were traded on the AEX-Option Exchange in Amsterdam.

Nominal value and changes in number of shares in issue

The nominal value per ordinary Hagemeyer share is EUR 1.20. As per December 31, 2001, the number of outstanding ordinary shares amounted to 108,154,783, an increase of 985,077 shares (0.92%) versus year end 2000. This increase is due to the distribution of stock dividend.

Changes in the number of ordinary shares issued (000's):

	2001	2000
Issued January 1	**107,170**	105,458
Stock dividend	**985**	1,712
Shares in issue at year end	**108,155**	107,170
Average issued	**107,797**	106,530
Nominal value at year end (x EUR 000's)	**129,785**	128,603
Quoted market value at year end (x EUR 000's)	**2,271,250**	2,545,281
Outstanding option rights	**954**	528

Cumulative preference shares

On October 10, 1995, 12,860,000 cumulative preference shares were issued at a price of NLG 5.00 (EUR 2.27) each to Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Trust Office'). As a result of the 1:2 share split in 1997, this number of shares has doubled to 25,720,000 and the then nominal value has halved to NLG 2.50 (EUR 1.13). With the redenomination of the guilder to the euro in 2000, the nominal value of each issued share has been increased to a value of EUR 1.20. Holders of depositary receipts for cumulative preference shares have paid in an additional EUR 0.07 per share.

In 1995, the Trust Office issued depository receipts in exchange for the cumulative preference shares to a limited number of institutional investors. These depositary receipts are exchangeable for shares subject to certain restrictions. Up to and including October 4, 2005 an annual dividend of EUR 0.0888 will be payable on each cumulative preference share.

Ratio's per ordinary share (EUR)

	2001	2000	1999	1998	1997
Cash earnings (ordinary profit after taxes, before amortisation of goodwill) rounded to the nearest Eurocent					
- primary [1]	**2.20**	2.18	2.07	2.03	1.77
- fully diluted [2]	**2.18**	2.17	2.06	2.01	1.75
Dividend (when fully cash) [3]	**0.77**	0.76	0.73	0.72	0.60
Dividend pay-out in % [3]	**35%**	35%	35%	35%	35%
Shareholders' equity at year end	**8.43**	7.51	4.32	6.25	6.40
Highest price	**26.41**	32.93	37.50	47.65	55.36
Lowest price	**10.50**	15.75	19.11	19.29	30.88
Year end price	**21.00**	23.75	22.99	31.13	38.44
Year end price / cash flow	**7.6**	8.7	8.5	11.1	15.3
Year end price / cash earnings	**9.6**	10.9	11.1	15.3	21.7

1 based on weighted average number of shares in issue

2 based on weighted average fully diluted number of shares

3 based on shares with full dividend entitlement (2001 proposed dividend)

Dividend policy

Hagemeyer's dividend policy is aimed at:

- a dividend payout ratio of 35% to 40% of ordinary profit after taxes before amortisation of goodwill;
- interim dividend in cash;
- final dividend: optional in cash or stock.

In its report for the year 2001 the Supervisory Board has recommended a dividend to be declared in the amount of EUR 0.77 per ordinary share of EUR 1.20 nominal value. After deduction of the interim dividend of EUR 0.25 which was payable on September 27, 2001, a final dividend of EUR 0.52 remains to be paid. Shareholders will be offered the option to receive this final dividend either in cash or in the form of a stock dividend. The exchange ratio for the stock dividend will be announced on May 8, 2002, after closing of the stock exchange.

Dividend per share in EUR


0.77
1997
1998
1999
2000
2001

Shareholders with an interest of more than 5%

There are no shareholders with an interest of more than 5%, except Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Trust Office'), representing 19.21% of the total Hagemeyer share capital outstanding on December 31, 2001. The Trust Office only holds cumulative preference shares and has issued certificates of cumulative preference shares to:

Ducatus N.V.	8.36% [1]
Co-operatieve Centrale Raiffeisen- en Boerenleenbank B.A.	5.67% [1]
ABN AMRO Bank N.V.	5.18% [1]

[1] percentage of the total Hagemeyer share capital outstanding on December 31, 2001

Voting right cumulative preference shares

In compliance with the trust conditions, the number of votes to which the Trust Office is entitled is limited to one/fifteenth of the total number of cumulative preference shares held by it. This factor of one/fifteenth represents the ratio between the market price of an ordinary share as per October 10, 1995 and the nominal value of the cumulative preference share on that date. In this way, the voting rights attached to the then 'cheaper' cumulative preference shares are aligned in the same economic proportion as the voting rights of the ordinary shares. In addition, the meeting of the depository receipt holders has been granted the right to direct the Trust Office in exercising its voting rights on the cumulative preference shares.

Shareholder distribution

As at December 31, 2001, eight major financial institutions held custodial accounts totalling more than 99.7 million ordinary Hagemeyer shares, representing 92% of total Hagemeyer shares outstanding.

This percentage can be split as follows:

	Retail investors		Banks/Institutional investors		Total	
	2001	2000	**2001**	2000	**2001**	2000
The Netherlands	**23%**	29%	**16%**	11%	**39%**	40%
Abroad	**3%**	2%	**58%**	58%	**61%**	60%
Total	**26%**	31%	**74%**	69%	**100%**	100%

Code of Conduct with respect to insider trading

At Hagemeyer, the Code of Conduct Governing the Reporting and Regulation of Transactions in Hagemeyer Securities affects the members of the Supervisory Board and the Board of Management, head office employees, senior management of group companies and a number of senior advisors. The Company Secretary is appointed Central Officer and is responsible for supervising compliance with the Code of Conduct, as well as the external notification to the securities transaction supervisory authority in the Netherlands ("Autoriteit Financiële Markten").

Responsible corporate behaviour

In the course of 2002 a Hagemeyer Code of Conduct will be carefully implemented in phases throughout the whole organisation, covering all employees. This Code covers required behaviour with regard to customers, suppliers, colleagues, competitors and all contacts that a Hagemeyer employee maintains in his/her work. It also provides a much broader basis for building Hagemeyer's reputation.

Important dates in 2002

February 27	Publication Annual Result 2001
April 2	Publication Annual Report 2001
April 23	Annual general meeting of shareholders
April 25	Quotation ex dividend
May 8	Announcement dividend exchange ratio
May 13	Dividend payment date
August 28	Publication of the interim report
August 28	Declaration of interim dividend
August 29	Quotation ex dividend
September 12	Interim dividend payment date

Contact

For further information with respect to investor relations please contact Mr Didier F. Maclaine Pont, Director Investor Relations of Hagemeyer N.V., telephone +31 35 695 76 52, fax +31 35 694 43 96.

Internet: www.hagemeyer.com
E-mail: investor.relations@hagemeyer.com

Supplementary information:

Stichting Administratiekantoor Preferente Aandelen Hagemeyer

A total of 25,720,000 cumulative preference shares with a nominal value of EUR 1.20 each have been placed with Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Trust Office'). Up to and including October 4, 2005, an annual dividend of EUR 0.0888 will be payable on each cumulative preference share.

The Trust Office has issued depository receipts of cumulative preference shares, which are at present held by the following institutional investors: Ducatus N.V. (11,190,000), Coöperatieve Centrale Raiffeisen- en Boerenleenbank B.A. (7,595,000) and ABN AMRO Bank N.V. (6,935,000).

During the year regular contact was maintained between the Board of the Trust Office and Hagemeyer's Board of Management. In the pre-meeting with holders of depository receipts, the voting instruction for the shareholders' meeting was established. The Board of the Trust Office consists of two independent members, Messrs S.D. de Bree (Chairman) and J.L. Brentjens, and a Hagemeyer representative, Mr R. ter Haar.

Supplementary Information: Hagemeyer – five-year history

		1997	1998	1999	2000	**2001**
General						
Net sales	EUR 000's	5,202,756	6,507,011	6,414,198	8,212,399	**8,835,726**
Ordinary net profit before amortisation of goodwill	EUR 000's	168,874	212,144	219,538	234,811	**239,113**
Total net profit	EUR 000's	168,874	192,121	49,679	386,676	**153,479**
Ordinary cash flow [1]	EUR 000's	238,277	292,151	284,852	291,872	**301,247**
Average number of employees		22,856	25,801	17,367	21,101	**24,314**
Staff expenses	EUR 000's	553,246	644,652	606,639	782,482	**897,090**
Ordinary shares issued						
Number at year end		103,099,575	104,066,328	105,458,259	107,169,706	**108,154,783**
Nominal value	EUR 000's	116,960	118,057	119,636	128,603	**129,785**
Market value at year end	EUR 000's	3,962,651	3,239,514	2,424,485	2,545,281	**2,271,250**
Data in euro per ordinary share						
Ordinary cash flow [1,2,3]	EUR	2.50	2.80	2.69	2.72	**2.77**
Ordinary profit after taxes before amortisation of goodwill [2]:						
- primary [3]	EUR	1.77	2.03	2.07	2.18	**2.20**
- fully diluted [4]	EUR	1.75	2.01	2.06	2.17	**2.18**
Dividend [5]	EUR	0.60	0.72	0.73	0.76	**0.77**
Shareholders' equity at year end [2]	EUR	6.40	6.25	4.32	7.51	**8.43**
Market price at year end	EUR	38.44	31.13	22.99	23.75	**21.00**
Highest price	EUR	55.36	47.65	37.50	32.93	**26.41**
Lowest price	EUR	30.88	19.29	19.11	15.75	**10.50**
Ratios						
Market price at year end / cash flow		15.3	11.1	8.5	8.7	**7.6**
Market price at year end / cash earnings		21.7	15.3	11.1	10.9	**9.6**
Activity						
Operating profit / net sales	%	5.54	5.15	4.96	4.15	**3.82**
Ordinary net profit / net sales	%	3.24	3.26	3.42	2.72	**2.30**
Net sales / balance sheet total		1.90	2.53	2.35	2.30	**2.38**
Net sales / inventories		6.04	8.83	7.48	8.06	**9.21**
Liquidity						
Current ratio (current assets / current liabilities)		1.4	1.3	1.4	1.5	**1.5**
Quick ratio (receivables and liquid funds / current liabilities)		0.8	0.8	0.9	0.9	**0.9**

1 ordinary profit after taxes plus depreciation and amortisation
2 rounded to the nearest Euro cent
3 based on weighted average shares in issue
4 based on weighted average fully diluted shares
5 based on shares with full dividend entitlement

List of Consolidated Operating Companies

(position as at February 26, 2002)
Effective interest 100%, unless indicated otherwise

Professional Products and Services (PPS)

Europe

Central Europe

Fröschl

Sales (EUR million)	1,124.0 [1]
CEO (interim)	E.H.M. (Edo) van den Assem
Number of employees	3,756
Number of branches	101
Market position	2

www.etg-froeschl.de

Germany

- Elektro Technischer Großhandel ETG J. Fröschl & Co. GmbH & Co. KG, Munich
- Elektrohaus J. Fröschl & Co. GmbH & Co. KG, Munich
- Brück Elektrofachgroßhandel GmbH & Co. KG, Bad Hersfeld
- Elektro-Jaritz GmbH, Bad Hersfeld

Czech Republic

- J. Fröschl & Co. S.R.O., Prague

Hagemeyer Technische Groothandel

Sales (EUR million)	157.3 [1]
CEO	R. (Remko) Hellenberg
Number of employees	478
Number of branches	22
Market position	2

www.bernard.nl

The Netherlands

- Elektrotechnische Groothandel Bernard B.V., Capelle a/d IJssel
- Cable Support B.V., Capelle a/d IJssel

Winterhalter + Fenner

Sales (EUR million)	65.1 [1]
CEO	J. (Johannes) Kuhn
Number of employees	162
Number of branches	4
Market position	3

www.w-f.ch

www.electrolan.ch

Switzerland

- Winterhalter + Fenner AG, St. Gallen
- ElectroLAN SA, Neuchâtel

Hagemeyer Austria

Sales (EUR million)	58.3 [1]
Manager	K. (Kurt) Fehringer
Number of employees	177
Number of branches	4
Market position	3

Austria

- Schweitzer Elektrogroßhandel GmbH, Vienna
- ELIN Elektrohandel GmbH, Vienna, Graz

[1] Sales for the year ended December 31, 2001

United Kingdom & Ireland

Hagemeyer UK

Sales (EUR million)	1,315.7 [1]
CEO	A.H. (Tony) Burr
Number of employees	4,989
Number of branches	323
Market position	1

www.neweyandeyre.co.uk
www.wfelec.com
www.parker-merchanting.com

United Kingdom

- Newey & Eyre
- Dunlop & Hamilton, Belfast
- Ross Electrical
- Lerwick Engineering Supplies & Services, Orkney/Shetland
- BLM Electrical Supplies
- Barron Control Group
- WF Electrical
- A&A Security Technologies
- Parker Merchanting

Ireland

- Eastern Electrical
- Gen-Weld Safety Equipment

Nordics

Elektroskandia

CEO	U. (Ulf) Gundemark

Elektroskandia Sweden

Sales (EUR million)	490.5 [1]
CEO	U. (Ulf) Gundemark
Number of employees	886
Number of branches	44
Market position	leading

www.elektroskandia.se
www.elektroskandia.com.cn
www.elektroskandia.com.br

Sweden

- Elektroskandia AB, Stockholm

Affiliated companies

- Elektroskandia Logistics (Shanghai) Co. Ltd., Shanghai, China
- Elektroskandia Indústria E Commércio Ltda., Sao Paulo, Brazil

Elektroskandia Norway

Sales (EUR million)	190.7 [1]
CEO	B. (Bjørn) Maarud
Number of employees	363
Number of branches	24
Market position	leading

www.elektroskandia.no

Norway

- Elektroskandia AS, Oslo

[1] Sales for the year ended December 31, 2001

Elektroskandia Finland

Sales (EUR million)	187.7 [1]
CEO	M. (Markku) Nihti
Number of employees	431
Number of branches	42
Market position	leading

www.elektroskandia.fi
www.elektroskandia.ru
www.elektroskandia.ee
www.elektroskandia.lv
www.elektroskandia.lt

Finland

- Elektroskandia Oy, Hyvinkää
- Cylinda Oy, Hyvinkää

Russia

- Elektroskandia Ltd., St. Petersburg

Estonia

- Elektroskandia AS, Tallinn

Latvia

- Elektroskandia SIA, Riga

Lithuania

- UAB Elektroskandia, Vilnius

EL-Centrum

Sales (EUR million)	47.4 [2]
CEO	P. (Pawel) Wedrychowski
Number of employees	215
Number of branches	24
Market position	leading

www.el-centrum.pl

Poland

- EL-Centrum S.A. (50%), Poznan

[1] Sales for the year ended December 31, 2001

[2] Total annualised turnover, result is presented as share in pre-tax results of associated companies

Southern Europe

ABM

Sales (EUR million)	256.1 [1]
CEO	E. (Eduardo) Pérez Díaz
Number of employees	1,014
Number of branches	77
Market position	1

www.ABM.es

Spain

- Mercantil Intercontinental, S.L. Unipersonal, Madrid
- Misa Canarias, S.A. Unipersonal, Santa Cruz de Tenerife

Portugal

- Armazens Base Multipla, Material Electrico Lda., Porto

Other PPS companies

Stokvis Tape Group

Sales (EUR million)	77.5 [1]
CEO	W.F. (Wim) Noorlander
Number of employees	307
Number of branches	12
Market position	leading

www.stokvistapes.com

The Netherlands

- Stokvis Tape Group B.V., Zeist
- Stokvis Tapes Nederland B.V., Alblasserdam

Belgium

- Stokvis Tapes N.V., Vilvoorde

Denmark

- Stokvis Danmark A/S, Allerød

Finland

- Stokvis Tapes Oy Finland, Nummela

France

- Stokvis Tapes France S.A.S., Noisy-Le-Sec

Germany

- Stokvis Tapes Deutschland GmbH, Wuppertal

Norway

- Stokvis Tapes Norge AS, Vøyenenga

Sweden

- Stokvis Tapes Sverige AB, Åstorp

United Kingdom

- Stokvis Tapes (UK) Ltd., Tring

Van Wijk & Boerma

Sales (EUR million)	**23.4** [1]
CEO	**W.J.M. (Pim) Hoosemans**
Number of employees	**134**
Market position	**leading**

www.wijkboerma.nl
www.empo.be

The Netherlands

- Van Wijk & Boerma Pompen B.V., Groningen
- Van Wijk & Boerma Firepacks B.V., Zwijndrecht

Belgium

- Empo N.V., Aartselaar

Wynmalen & Hausmann

Sales (EUR million)	**52.9** [1]
CEO	**J.C. (Joost) Bos**
Number of employees	**149**
Market position	**leading**

www.wynmalenhausmann.nl
www.nemaasko.nl
www.bouwmachines-hoogerheide.nl

The Netherlands

- Wynmalen & Hausmann B.V., Veenendaal
- Pelle Service B.V., Hengevelde
- Diko Trading B.V., Maasbracht
- Handelsonderneming Nemaasko B.V., Maasbracht
- Bouwmachines "Hoogerheide" B.V., Hoogerheide

Hungary

- Stokvis Equipment Handels Kft., Bánd

MRO4all

CEO	**F.L.J.J. (Frans) van den Boorn**
Number of employees	**25**

www.MRO4all.com

The Netherlands

- MRO4all B.V., Maastricht

Hagemeyer Procurement

CEO	**J.S. (John) Hudson**
Number of employees	**3**

Switzerland

- Hagemeyer Procurement AG, Zurich

[1] Sales for the year ended December 31, 2001

Professional Products and Services (PPS)

North America

Hagemeyer North America Holdings, Inc.

CEO	D.G. (David) Gundling

CamBar

Sales (EUR million)	1,090.1 [1]
CEO	J. (James) Warren
Number of employees	2,639
Number of branches	233
Market position	leading

www.cambar.com

United States

- Cameron & Barkley Company, North Charleston, South Carolina
- McJunkin-CamBar Corporation (50%), North Charleston, South Carolina
- Monet Associates, LLC (50%), North Charleston, South Carolina
- International Supply Consortium, Inc. (33%), North Charleston, South Carolina

Mexico

- CamBar de Mexico, Torreon Coahuila

Vallen

Sales (EUR million)	417.2 [1]
CEO	R. (Richard) Harrison
Number of employees	2,176
Number of branches	248
Market position	1

www.vallen.com
www.evallen.com
www.lionvallen.com
www.fittest.com
www.worldsafety.com
www.proveedora.com

United States

- Vallen Corporation, Houston, Texas
- Encon Safety Products, Inc., Houston, Texas
- Vallen Safety Supply Company, Houston, Texas
- Lion-Vallen Limited Partnership (50%), Suffolk, Virginia
- Valtech Systems, Inc. (33%), Houston, Texas

Canada

- Hagemeyer Canada Inc., Edmonton, Alberta

Mexico

- Proveedora de Seguridad Industrial del Golfo, S.A. de C.V. (90%), Tampico, Tamx

Tristate

Sales (EUR million)	245.3 [1]
CEO	D. (David) Oldfather
Number of employees	597
Number of branches	42
Market position	important

www.tristate-electric.com
www.4electricalsupply.com

United States

- Tristate Electrical & Electronics Supply Company, Inc., Hagerstown, Maryland

[1] Sales for the year ended December 31, 2001

Professional Products and Services (PPS)

Asia-Pacific

Hagemeyer Electrical Group

Sales (EUR million)	384.9 [1]
CEO	R. (Robin) Norris
Number of employees	1,287
Number of branches	184
Market position	1

www.hagemeyerelectrical.com.au

Australia

- Hagemeyer Electrical Group LLP, Melbourne, Victoria

Hagemeyer Asia Pacific Electronics

Sales (EUR million)	60.8 [1]
CEO	R. (Bob) Crabbe
Number of employees	174
Number of branches	9
Market position	important

www.ehape.com

Australia

- Hagemeyer Asia Pacific Electronics Pty. Limited, Melbourne, Victoria

Singapore

- Hagemeyer Asia Pacific Electronics Pte. Limited, Singapore

Hagemeyer India

Sales (EUR million)	start-up
CEO	S.N. (Shailendra) Gupta
Number of employees	29
Number of branches	8
Market position	start-up

India

- Hagemeyer India Pte. Ltd., Mumbai

[1] Sales for the year ended December 31, 2001

Information Technology Products and Services (ITPS)

Tech Pacific	
Sales (EUR million)	1,638.6 [1]
CEO	S.N. (Shailendra) Gupta
Number of employees	1,547
Number of branches	38
Market position	1
www.techpac.com.au	www.techpac.nz
www.techpacindia.com	www.techpac.com.my
www.sin.techpac.com	www.techpac.th
www.techpac.com.hk	www.techpac.com.ph

Australia

- Tech Pacific Australia Pty. Limited, Sydney, NSW

India

- Tech Pacific (India) Limited, Mumbai

Singapore

- Tech Pacific (Singapore) Pte. Ltd., Singapore
- Tech Pacific Holdings Pte. Limited, Singapore

China

- Tech Pacific (HK) Ltd., Hong Kong

New Zealand

- Tech Pacific (NZ) Limited, Auckland

Malaysia

- First Tech Pacific Distributors Sdn. Bhd., Petaling Jaya

Thailand

- Tech Pacific (Thailand) Co. Ltd., Bangkok

Philippines

- Tech Pacific, Inc., Manila

Codis/Pluz [2]	
Sales (EUR million)	99.2 [3]
CEO	D. (Dirk) Olivier
Number of employees	228
Number of branches	3
Market position	leading
www.pluz.nl	

The Netherlands

- Pluz B.V. (50%), Houten [2]

[1] Sales for the year ended December 31, 2001

[2] Joint venture with Getronics as of May 01, 2001, result is presented as share in pre-tax results of associated companies

[3] Sales of Codis B.V. up to April 30, 2001

Other Businesses

HCL

Sales (EUR million)	**519.5** [1]
CEO (Australia & Southeast Asia)	**J. (John) Hodgkinson**
CEO (Japan)	**M. (Masahiro) Harada**
CEO (China)	**P.J. (Patrice) Brendle**
Number of employees	**1,297**
Number of branches	**15**
Market position	**important**
www.hcl-group.com	**www.caronelwatches.com**
www.hagemeyer.com.au	**www.cosaliebermann.co.jp**

Australia

- Hagemeyer (Australasia) B.V., Sydney, NSW
- Major Electrical Appliances Pty. Ltd., Sydney, NSW
- Hagemeyer Lifestyle Brands (Australia) Pty. Ltd., Melbourne, Victoria
- Haco Pty. Ltd., Sydney, NSW

Japan

- Cosa Liebermann KK, Tokyo

China

- HCL Ltd., Hong Kong
- HCL Group (Hong Kong) Ltd., Hong Kong
- Cosa Liebermann Limited, Hong Kong

South Korea

- Cosa Liebermann Korea Co. Ltd., Seoul

Malaysia

- Hagemeyer (Malaysia) Sdn. Bhd., Selangor Darul Ehsang

Micronesia

- Caronel Inc., Guam
- Caronel Saipan Inc., Saipan

New Zealand

- Hagemeyer (NZ) Ltd., Auckland

Singapore

- Hagemeyer (Singapore) Pte. Ltd., Singapore
- Cosa Liebermann Pte. Ltd., Singapore

Taiwan

- Branch of Cosa Liebermann Limited (Hong Kong), Taipei

Haagtechno

Sales (EUR million)	**140.4** [1]
CEO Hagemeyer Electronics	**H.W.N.A. (Wim) Jansen**
CEO Haagtechno	**F.A.W. (Frans) Hoogervorst**
CEO Panasonic-Centre	**M.M.A.M. (Marcel) Farla**
Number of employees	**243**
Number of branches	**1**
Market position	**important**
www.panasonic.nl	

The Netherlands

- Hagemeyer Electronics Holding B.V., Naarden
- Haagtechno B.V., 's-Hertogenbosch
- Panasonic-Centre Nederland (Servicom B.V.), The Hague

Fodor

Sales (EUR million)	**75.5** [1]
CEO	**G.H. (Gerrit) Bosman**
Number of employees	**99**
Number of branches	**1**
Market position	**important**

The Netherlands

- Fodor Foto B.V., Rotterdam
- Fodor Servicecentrum B.V., Rotterdam
- Fujifilm Nederland B.V., Rotterdam
- Olympus Nederland B.V. (80%), Rotterdam

[1] Sales for the year ended December 31, 2001

GPX

Sales (EUR million)	170.9 [1]
CEO	Ms F. (Fran) Olsey
Number of employees	361
Number of branches	3
Market position	important

www.gpx.com

United States

- GPX, Inc. (81.7%), St. Louis, Missouri
- Bantam Interactive Technologies, Inc. (81.7%), St. Louis, Missouri

China

- D.P.I. (H.K.) Limited (81.7%), Hong Kong
- Zhongshan D.P.I. Electronics Co. Ltd. (81.7%), Zhongshan City

Sonigem

Sales (EUR million)	62.2 [2]
CEO	R. (Reuben) Klein
Number of employees	38
Number of branches	1

Canada

- Sonigem Products, Inc. (50%), Toronto, Ontario

[1] Sales for the year ended December 31, 2001

[2] Total annualised turnover, result is presented as share in pre-tax results of associated companies

A complete list of companies associated with the Hagemeyer group is available at the Chamber of Commerce in Hilversum and at the company's offices.

HAGEMEYER

Hagemeyer N.V.
Rijksweg 69
1411 GE Naarden
P.O. Box 5111
1410 AC Naarden
The Netherlands
Telephone : +31 35 695 76 11
Telefax : +31 35 694 43 96
Internet : www.hagemeyer.com
E-mail : info@hagemeyer.com

Production:
Corporate Services bv, Amsterdam,
The Netherlands

Notes:

